Exhibit 99.1

Westport Innovations Inc. Information for Shareholders	Annual Meeting of Shareholders:

July 14, 2011
Management Information Circular
Dated June 1, 2011

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
SOLICITATION OF PROXIES	3
VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES	4
COMPENSATION OF EXECUTIVE OFFICERS	5
PERFORMANCE GRAPH	20
EQUITY COMPENSATION PLAN INFORMATION	21
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	33
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	33
INTEREST OF PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	33
RECEIPT OF 2011 FINANCIAL STATEMENTS	33
ELECTION OF DIRECTORS	34
APPOINTMENT OF AUDITORS	37
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	38
ADDITIONAL INFORMATION	51

SCHEDULE "A" - BOARD OF DIRECTORS CHARTER

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JULY 14, 2011
TO SHAREHOLDERS OF WESTPORT INNOVATIONS INC.

Notice is hereby given that the Annual Meeting (the "Meeting") of Shareholders of Westport Innovations Inc. ("Westport") will be held at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, July 14, 2011 at 2:00 p.m. (Pacific time).  The purpose of the Meeting is to consider, and to take action with respect to, the following matters.

1.	The receipt of the audited consolidated financial statements of Westport for the year ended March 31, 2011, together with the auditors' report on those statements;

2.	The election of directors of Westport for the next year;

3.	The appointment of auditors for Westport for the next year and the authorization of the directors to fix their remuneration;

4.	The transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments of the Meeting.

Shareholders are referred to the accompanying management information circular dated June 1, 2011 (the "Circular") for more detailed information with respect to the matters to be considered at the Meeting.

Individuals, corporations or other persons directly registered with Computershare Trust Company of Canada ("Computershare") as Shareholders of Westport on June 1, 2011 ("Registered Owners") may attend the Meeting in person and vote.  Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on June 1, 2011 ("Beneficial Owners") who wish to attend the Meeting and vote, should enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker's agent), and return that proxy to their broker (or the broker's agent) in accordance with the instructions provided by their broker (or agent), well in advance of the Meeting.  Registered and Beneficial Owners who do not wish to attend the Meeting or to vote their Common Shares in person may be represented by proxy.  A person appointed as proxyholder does not need to be a shareholder of Westport.  Shareholders who are unable to attend the Meeting in person are requested to date, sign, and return the accompanying registered instrument of proxy (the "Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular.  For Registered Owners, the Proxy, or form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, (fax numbers: 1-888-249-7775 toll free North America, or 1-416-263-9524 international not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof.  Registered owners may also vote by telephone or over the internet as described in the accompanying form of Proxy.  For Beneficial Owners, the form of proxy can be mailed to Broadridge Financial Solutions, Inc. at the address set forth on their Proxy or, alternatively, a Beneficial Owner can either call their toll-free telephone line to vote, or access their dedicated voting website at www.proxyvote.com.

Only persons registered as holders of Common Shares on the records of Westport as of the close of business on June 1, 2011, are entitled to receive notice of the Meeting.

Dated as of the 1st day of June, 2011.

By the order of the Board of Directors
(Signed) W. Chipman Johnston

W. Chipman Johnston Corporate Secretary

SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Westport Innovations Inc. ("Westport" or the "Corporation") of proxies to be used at the Annual Meeting (the "Meeting") of the holders ("Shareholders") of Common Shares ("Common Shares") of Westport.  This Meeting is to be held at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, July 14, 2011 at 2:00 p.m. (Pacific time) for the purposes set forth in the accompanying notice of Meeting (the "Notice").  Solicitation of proxies will be primarily by mail but may also be by way of telephone, facsimile, or oral communication by the directors, officers, or regular employees of Westport, at no additional compensation to them.  The costs of the solicitation of proxies will be borne by Westport.

Appointment of Proxyholders and Revocation of Proxies

An Instrument of Proxy (the "Proxy") accompanies this Circular, and the persons named in it are both officers of Westport.  A Shareholder, however, has the right to appoint another person (who does not need to be a Shareholder) to represent him or her at the Meeting.  To exercise this right, a Shareholder should strike out the names on the Proxy and insert the name of his or her appointee in the blank space provided.  Alternatively, a Shareholder may complete a Proxy in an appropriate written form of his or her own choosing ("Alternative Form of Proxy").  The Proxy or an Alternative Form of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada ("Computershare"), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: 1-888-249-7775 toll free North America, or 1-416-263-9524 international) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.

A Shareholder who has submitted a Proxy or Alternative Form of Proxy may revoke it by means of a written document signed by the Shareholder or by his or her duly authorized attorney, or if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation.  The document must be deposited either: (i) at the registered office of Westport (being 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting at which the Proxy or Alternative Form of Proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.  In addition, a Proxy or Alternative Form of Proxy may be revoked: (i) by the Shareholder personally attending at the Meeting and voting the securities represented by the Proxy, or if the Shareholder is a corporation by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting the securities; or (ii) in any other manner permitted by law.

Exercise of Discretion by Proxyholders

The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them.  In the absence of such specification, the Proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors, as set forth in this Circular; and (ii) the appointment of auditors, as set forth in this Circular, at such remuneration as may be determined by the board of directors of Westport (the "Board of Directors").  The Proxy also confers discretionary authority upon the persons named in the Proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting.  As of the date of this Circular, the management of Westport knows of no such amendment, variation, or other matter to come before the Meeting other than the matters referred to in the Notice.

Signing of Proxy

A Proxy signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate his or her capacity (following his or her signature) and should provide the appropriate documentation confirming qualification and authority to act (unless such documentation has previously been filed with Westport or Computershare).

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

As at June 1, 2011, there were 47,132,345 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of Shareholders.  Only persons registered as Shareholders on the books of Westport maintained by Computershare ("Registered Shareholders") as of the close of business on June 1, 2011 (the "Record Date") are entitled to receive notice and to vote at the Meeting.  Shareholders who do not hold Common Shares in their own name on the records of Westport are not entitled to receive notice of the Meeting or to vote in respect of such Common Shares at the Meeting and should refer to the section entitled "Advice to Beneficial Holders of Common Shares" immediately below for details regarding how they may exercise voting rights.  Any person who acquires Common Shares from a Shareholder after the Record Date may vote those Common Shares if, not later than 10 days prior to the Meeting, that person makes a request in a satisfactory written form to Computershare to have his or her name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance as most Shareholders do not hold Common Shares in their own name.  Shareholders who do not hold Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Westport as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's own name on the records of Westport.  Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of these Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients.  Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions.  If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if they wish to ensure their Common Shares are voted at the Meeting.  In certain cases, the form of proxy supplied to a Beneficial Shareholder by his or her broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge.  Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line or access Broadridge's dedicated voting website at www.proxyvote.com to deliver their voting instructions.  Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.

Principal Holders of Common Shares

As at June 1, 2011, Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, Douglas Family Trust, James E. Douglas III and Douglas Irrevocable Descendents Trust maintains direct or indirect control or direction over 8,476,067 common shares,  17.98% of the issued and outstanding common shares of the Corporation.

As at June 1, 2011, Soros Fund Management through and on behalf of Quantum Partners, LP (Quantum) maintains direct or indirect control or direction over 5,547,604 common shares and an additional 33,000 shares issuable upon exercise of call options beneficially owned by Quantum, for an aggregate of 5,580,604 shares. The shares held by Quantum represent approximately 11.77%, and the shares and call options, if exercised, represent in aggregate approximately 11.84% of all outstanding shares of the Corporation.

To the knowledge of the directors and senior officers of Westport, as of the effective date of this Circular, there are no other persons who beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the outstanding Common Shares.

COMPENSATION OF EXECUTIVE OFFICERS

This section of the Circular contains a discussion and analysis that is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow.  Our goal is to provide a better understanding of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for fiscal 2011.

Compensation Discussion and Analysis

The following discussion is with respect to our Chief Executive Officer, our Chief Financial Officer and our next three most highly compensated employees, other than the Chief Executive Officer and Chief Financial Officer (collectively, the "Named Executive Officers"), as listed below:

David Demers, Chief Executive Officer
Elaine Wong, Executive Vice President, Strategic Development
Nicholas Sonntag, Executive Vice President, Market and New Partnership Development, President, Westport Europe & Asia
Bill Larkin, Chief Financial Officer

Ian Scott, President, Juniper Engines

Objectives of Our Executive Compensation Program

The Human Resources and Compensation Committee of the Board of Directors (the "HRC Committee") is responsible for recommending compensation policy for the Corporation and specifically reviews compensation for each of the Named Executive Officers.  Westport compensation programs reflect the need to attract and retain highly qualified individuals to lead Westport’s ambitious growth strategy and also to provide a strong linkage to performance, where both short-term and long-term interests can be considered. Although compensation inevitably involves complex tradeoffs, in principle, we look to three principles:

1.	Compensation needs to be fair to the individual and reflect "market value" for comparable positions of responsibility in similar companies;

2.
Compensation will include both guaranteed levels (paid as salary) as well as performance based elements (annual bonus) and long-term performance incentives (typically equity grants earned through retention and performance);

3.
Performance elements should be linked to the long-term interest of shareholders, and executives should be primarily motivated to create long-term appreciation in the Corporation's share price through achievement of the strategic plan.

Determination of Compensation

The HRC Committee supports the Board of Directors in its oversight responsibilities related to executive compensation.  The HRC Committee is responsible for, among other things, administering Westport's executive compensation program and long-term incentive plans and reviewing employee incentive and benefit programs.  The HRC Committee is also responsible for evaluating the Chief Executive Officer succession planning process and working with the Board of Directors on setting the authority and accountability of the Chief Executive Officer and for establishing metrics to measure the Chief Executive Officer's performance.  The HRC Committee is additionally responsible for presenting the compensation of the Chief Executive Officer and the senior management team to the Board of Directors for approval.

In Fiscal 2011, the HRC Committee conducted a comprehensive review of Westport's executive compensation program with the assistance of independent outside consultants Frederic W. Cook & Co., Inc. who provided independent compensation analysis and advice specifically related to the compensation of the Chief Executive Officer, Executive Vice President, Strategic Development, Executive Vice President, Market and New Partnership Development and President, Westport Europe & Asia, Chief Financial Officer, President, Juniper Engines as well as other executives through an external comparator analysis including assessment of pay levels and mix of compensation.

The Corporation's main reference market for purpose of comparative analysis and benchmarking executive compensation includes publicly listed alternative power and energy technology companies of comparable size, complexity and market capitalization.  The "Comparator Group" includes: A123 Systems, American Superconductor Corp., Ballard Power Systems Inc., Capstone Turbine Inc., Clean Energy Fuels Corp., Energy Conversion Devices Inc., Fuel Systems Solutions Inc., Fuel Tech Inc., Plug Power and Syntroleum, Inc, among others.

The HRCC and the Board of Directors have engineered Westport’s Executive Compensation plan to align rewards for executives with rewards investors achieve over market cycles. The results have stood the test of volatility over the recent past. Achievements of objective corporate performance metrics reflect the following key features:

•	Lessened growth of top-line revenue as worldwide vehicles sales declined in 2008-09,

•	Essential investment in new technology and partnership development, revealed in earnings (loss) per share figures as the Corporation builds a portfolio of profitable business units,

•
The effect on the Corporation’s share price of new partnerships, and growing worldwide understanding of the value of engines which operate with high performance on economical, clean, abundantly available fuels.

It is in the direct interest of investors of the Corporation to reward these key people according to how they drive results. It is these key executives who earn the confidence of partners and customers. The Corporation’s people have gained the reputation of best in class in alternative fuel engines, as Westport develops the most valuable technology, and demonstrates the nimble execution of new on and off engine systems, required by leaders in the transportation industry.

Elements of Fiscal 2011 Executive Compensation Program

Westport's executive compensation plan includes base salary, an annual performance bonus (paid in cash) and a long-term, equity-based program to encourage the long-term development of shareholder value consistent with the strategic plan.  The Corporation’s executives participate in the company-wide employee benefit programs such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance, matching registered retirement savings plan, and matching employee share purchase plan.  These programs are offered to all employees.  The Corporation does not offer a defined benefit pension plan or other unique benefits to its executives.

Determination of Amount for Each Element of Compensation

Base Salary

Salary guidelines and salary adjustments for our executive officers were designed to recognize market compensation trends, acknowledge competencies and skills of individuals, and reward individual contribution as well as match the expected market value of senior executives based on executive experience and qualifications to Comparator Group levels.

The HRC Committee provides recommendations to the Board of Directors with respect to salary guidelines for the executive management team as follows:

The Chief Executive Officer base salary is recommended to the Board of Directors by the HRC Committee, based on proposals made by the Chairman of the Board of Directors.

The Executive Vice President, Strategic Development, Executive Vice President, Market and New Partnership Development and President, Westport Europe & Asia, , Chief Financial Officer and President, Juniper Engines’ base salaries are recommended to the HRC Committee, based on proposals made by the Chief Executive Officer.

The base salaries for the other senior management are at the discretion of the Chief Executive Officer and reviewed by the HRC Committee.

Annual Incentive Bonus

The Corporation provides an annual bonus for achievement of performance metrics to the annual budget and business plan.  Bonuses are paid in cash.  Although annual bonus metrics are typically numerically measured, the Board of Directors nevertheless reserves the right to adjust bonuses upward or downward or withdraw bonuses at its discretion.

Each Named Executive Officers' Fiscal 2011 bonus was based on a mix of metrics.  The Named Executive Officer's have a blend of corporate and individual performance metrics as shown in the table below.

	Target Annual Incentive % of Base Salary Linked to Corporate Metrics (a)	Target Annual Incentive % of Base Salary Linked to Individual Area of Responsibility (b)	Total Annual Incentive Target % of Base Salary (c)=(a)+(b)
David Demers(1) Chief Executive Officer	50%	100%	0 - 150%
Elaine Wong, Executive Vice President, Strategic Development	10%	40%	50%
Nicholas Sonntag Executive Vice President, Market and New Partnership Development and President, Westport Europe & Asia	10%	40%	50%
Bill Larkin Chief Financial Officer	30%	20%	50%
Ian Scott, President, Juniper Engines	10%	40%	50%

(1)	Mr. Demers’ maximum annual bonus payout factor is 150% of base salary.

Annual incentive award amounts for each Named Executive Officer are described in the notes section of the Summary Compensation Table below.

Fiscal 2011 Corporate Performance Factor

For those Named Executive Officers who had annual bonuses with components linked to corporate performance, the Fiscal 2011 performance factor was calculated as the weighted average of three specific metrics that, in the opinion of the HRC Committee, represent a useful subset of the many competing interests that the management team must balance.  These three metrics are consolidated revenue growth over the previous year (because our strategic plan calls for strong growth over several years), budgeted earnings per share (because growth needs to come at a measured pace of investment and tightly managed), and relative share price performance compared to a broader index.  Each metric is assigned a range of targeted outcomes, such that below a certain performance level the contribution of that metric to the overall corporate performance metric is zero.  The range of targeted outcomes is also capped at a 2.0 contribution level.

The annual bonus amount based on the corporate performance factor for each participating individual is calculated by using the following formula:

(annual base salary) x (target corporate bonus percentage) x (corporate performance factor)

The Chief Executive Officer's annual bonus is determined by the corporate performance factor, the combined performance of three of Westport's key Business Units (Cummins Westport Inc., Juniper Engines Inc., and Westport HD), and the achievement of personal metrics relating to organizational development and customer satisfaction.  For a full discussion of the annual incentive compensation for our Chief Executive Officer, see the section of this Circular entitled "Chief Executive Officer Compensation" below.  For executives with both corporate and individual performance targets, each of the corporate and individual bonuses are calculated separately.  The total annual bonus is the sum of the two bonus amounts.

The following table summarizes the outcome of the Fiscal 2011 corporate performance goals:

Goal	Weighting	Achievement	Weighted Result (Target Achieved) 1
Consolidated Revenue Growth	1/3
The Corporation had an increase in consolidated revenue of approximately 22.0% in Fiscal 2011 over Fiscal 2010 compared to a target of 25.0% consolidated revenue growth. This resulted in a performance factor of 0.750.
0.25 (0.75)
Budgeted Earnings Per Share	1/3	Earnings per share targeted bonus metrics were established in line with targeted revenue growth. This resulted in a performance factor of 0.75.	0.33 (1.0)
Relative Share Performance	1/3
Relative share performance is determined by comparison of performance targets against a Synthetic Clean Tech index of our Comparator Group.  The Westport relative share price performance exceeded the Synthetic Clean Tech index above the maximum target with strong performance each quarter and significant analyst support for our business plan.
0.67 (2.0)
TOTAL	1.00		1.25

(1)	The annual bonuses for the Named Executive Officers were calculated based on preliminary results that were not materially different from the final numbers.

Individual Performance Factor

Individual performance factors for Named Executive Officers other than the Chief Executive Officer are established by the Chief Executive Officer and are reviewed by the HRC Committee.  Individual performance factors are determined with reference to achievement against individual goals within each person's area of management responsibility.  Individual factors also result in a performance factor range of 0.0 to 2.0, with the target performance factor set to 1.0.  The individual performance incentives are then calculated by use of the following formula: (annual base salary) x (target individual bonus percentage) x (individual performance factor).  Fiscal 2011 individual performance factors ranged from 0.80 to 1.50.

Long-Term Incentives ("LTI Program")

Many companies offer pension plans or other long-term programs funded by the issuer as part of the overall compensation packages. Instead, Westport has chosen to directly tie executive long-term compensation to shareholder value by offering Westport equity participation, including Westport Omnibus Plan grants, tied to time and performance vesting criteria to provide both retentive as well as performance incentives.  LTI performance share awards vest over several years, according to a mix of Westport’s absolute share price performance and relative to the share price of companies in the Comparator Group.   The intent of the program is to establish a meaningful equity stake in the Corporation over time that will reward long-term shareholder value appreciation as well as shrink with value reduction.  The LTI Program is developed with the assistance of outside consultants and is meant to be comparable in potential value to long-term incentive and pension programs offered by companies in the Comparator Group. The HRC reviews compensation of Westport's executive officers periodically and based on such review and the assistance of outside consultants makes recommendations as to the grant of option or unit awards to the Board of Directors.   The Board of Directors then receives such recommendation and determines whether or not to approve, or alternatively, to amend such recommended grant.  Previous grants of options are also considered by the HRC and the board of directors in determining new grants.

LTI Program awards typically vest over several years.  If awards do not meet the prescribed vesting criteria, they are forfeited.

The Board of Directors may also from time to time grant equity-based long-term compensation retention awards to any employee and management based on performance and future contribution expectations.  These include contract signing and completion awards as well as ongoing performance incentives and retention awards.  All such awards typically vest over specific periods and may not vest if performance criteria have not been met.  Unvested awards are forfeited.

Investors should understand that the values recorded in the following disclosure tables do not necessarily reflect actual compensation received by the individual listed.  Equity instruments such as stock options and share units are valued according to complex accounting models and expensed in accordance with prescribed principles of estimating the potential future value and are expensed in our consolidated statement of operations over the vesting period.  These grants may in fact never vest, resulting in zero compensation, or may result in significantly different (higher or lower) actual compensation, depending on future performance factors that are unpredictable.

Chief Executive Officer Compensation

Effective April 1, 2011, based on the comparator analysis, the Board of Directors approved a recommendation by the HRC Committee to award Mr. Demers a 20% increase in annual base salary, moving his annual salary from $500,000 per annum to $600,000 per annum.

Mr. Demers' target annual incentive bonus for Fiscal 2011 was 150% of his base salary as at March 31, 2011 and was fully tied to the corporate performance results and achievements as outlined in the previous discussion of Fiscal 2011 Corporate Performance Factor.  Mr. Demers overachieved on all of his goals and attained the maximum bonus payable of 150% of his salary, or $750,000, to be paid in Fiscal 2012.

Fiscal 2011 Summary Compensation Table

The following table and notes thereto set out information concerning the compensation earned or awarded to the Named Executive Officers in the fiscal year ended March 31, 2011.

During Fiscal 2010, the Named Executive Officers did not receive share-based awards under the Corporation’s long-term incentive program as the Corporation was in the process of amending its equity incentive plans and did not have sufficient units available for issuance. As a result, share units relating to the Fiscal 2010 long-term incentive program were granted in Fiscal 2011. The share-based awards column in the table below reflect awards granted pursuant to performance for both Fiscal 2011 and Fiscal 2010. This is outlined in further detail in footnote 3 below. There are no pension plans in the Corporation; therefore, the pension contribution is nil for the Named Executive Officers.

Name and Principal Position	Year	Salary(2) ($)	Share-based awards (3) ($)	Option- based awards(4) ($)	Non-equity incentive plan compensation (6) ($)	All Other Compensation(7) ($)	Total Compensation(1) ($)
David Demers Chief Executive Officer (5)	2011 2010 2009	500,000 450,000 437,500	3,155,425 NIL 1,140,535	NIL 186,563 NIL	750,000 168,750 315,281	591 NIL NIL	4,406,016 805,313 1,893,316
Elaine Wong Executive Vice President, Strategic Development	2011 2010 2009	318,750 292,708 268,750	1,262,216 NIL 607,770	NIL 38,666 NIL	210,925 150,000 272,975	13,750 13,750 13,438	1,805,641 495,124 1,162,933
Nicholas Sonntag(8) Executive Vice President, Market and New Partnership Development and President, Westport Europe & Asia	2011 2010 2009	407,500 400,000 381,250	1,262,216 NIL 601,520	NIL 2,095 NIL	231,650 150,000 151,967	39,925 32,902 107,139	1,941,291 584,997 1,241,876
Bill Larkin, Chief Financial Officer	2011 2010 2009	236,708 31,404 NIL	582,621 NIL NIL	NIL 214,750 NIL	170,775 NIL NIL	2,635 NIL NIL	992,739 246,154 NIL
Ian Scott, President, Juniper Engines	2011 2010 2009	213,750 176,186 133,010	582,621 NIL 168,877	NIL 118,800 NIL	140,625 74,880 9,000	10,688 8,801 5,798	947,684 378,667 316,685

Notes:

(1)
The Total Accessible Compensation (salary and bonus) earned for Fiscal 2011 is $1,250,000, $529,675, $639,150, $407,483, and $354,375 for Mr. Demers, Ms. Wong, Mr. Sonntag, Mr. Larkin, and Mr. Scott, respectively.

Total Compensation values include the deemed value (based on fair market value determined in accordance with Section 3870 of the CICA Handbook (accounting fair value)) of all share unit and option awards granted during the year, only a portion of which vested during the year.  The actual value of share unit and option grants cannot be determined until the units or options are converted to shares and sold. Future value of these awards could be materially higher or lower than the figures stated here, which represents a notional value presuming the units were converted and sold on the date of grant.

(2)
Base salaries for the Named Executives Officers as of March 31, 2011 were $500,000, $325,000, $410,000, $253,000, and $225,000 for Mr. Demers, Ms. Wong, Mr. Sonntag, Mr. Larkin and Mr. Scott, respectively.  As of April 1, 2011, Mr. Demers’ base salary was adjusted to $600,000.

(3)
Share unit awards include both restricted share units and performance share units. Values of restricted share-unit awards are determined based on the fair market value on the date of grant, calculated as the number of shares multiplied by the TSX closing prices of the shares. Values of performance share-unit awards are determined based on the fair market value on the date of the grant, calculated as the number of shares multiplied by a fair value as determined based on a valuation model according to Canadian Generally Accepted Accounting Principles.  The performance share unit awards convert into Westport common shares based on certain conversion factors which depend on the stock price performance on an absolute basis as well as the performance of the Westport stock over a specified period relative to a Synthetic Clean Tech index of our Comparator Group. The restricted share units for the Fiscal 2011 LTI Program included share units which vest over a 3 year period with one third of the grant amount vesting on the anniversary date of the grant over this 3 year period. The performance share units granted for the Fiscal 2011 LTI Program vest on the second and third anniversary of the date of grant, subject to market conditions based on the performance of the Westport stock on an absolute basis and relative to a Synthetic Clean Tech Index of our Comparator Group.  Although the total value of the award is shown in the table above, unvested units may be forfeited. Amounts included in the table above for share unit awards are for units granted during the fiscal year specific to Fiscal 2011 compensation decisions and the value of the long-term incentive program awards that were earned for Fiscal 2010. The value of the awards earned for Fiscal 2010 are included above as compensation in Fiscal 2011 even though they relate to awards earned in the previous fiscal year.  The restricted share units granted in relation to Fiscal 2010 performance vested over two years with one-third vesting immediately on August 5, 2010, one third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant. The value was determined based on the fair value on the date of grant and calculated as the number of shares multiplied by the TSX closing price of the shares on the date of the grant. The value of the awards granted in relation to Fiscal 2010 to Mr. Demers, Ms. Wong, and Mr. Sonntag was $1,307,847, $523,153 and 523,153, respectively.  No share units were granted to the executives in Fiscal 2010 except for awards pertaining to the Corporation's Fiscal 2009 LTI Program as noted below.

The LTI Program earned award value for Fiscal 2009 was $337,500, $206,250, and $200,000 for Mr. Demers, Ms. Wong, and Mr. Sonntag respectively. Units for the Fiscal 2009 LTI Program were granted in Fiscal 2010 and vest over a 5-year period with one fifth of the grant amount vesting on the anniversary date of the grant over this 5 year period, although the total value of the award is shown in the table above. Unvested units may be forfeited. The value of these awards is included above as compensation in Fiscal 2009 since they relate to awards earned in Fiscal 2009.

(4)
The awards granted to Mr. Demers, Ms. Wong, Mr. Sonntag and 290 stock options to Mr. Scott in Fiscal 2010 were compensation for the Company's requirement that fully vested stock units be exercised immediately in accordance with the equity plan approved by shareholders at the 2009 Shareholder Meeting. The calculated financial impact of the forfeiture of unit future appreciation was calculated to be the equivalent of these option grants determined in a manner so that no incremental benefit to the employee was received. These option awards vested immediately.  The value of the awards granted to Mr. Larkin in Fiscal 2010 as a signing bonus vest over a 3 year period with one third of the grant amount vesting on each anniversary of the grant.  The value of an award of 20,000 stock options granted to Mr. Scott in Fiscal 2010 vested one third on the grant date and one third on each of the second and third anniversary dates of the grant over a two year period. The amounts shown in this table represent the total of the fair market value of the Options to purchase Common Shares issued under our former Stock Option Plan granted to each Named Executive Officer during the fiscal year.  This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model according to Canadian Generally Accepted Accounting Principles.  Fair value for accounting purposes is recorded as compensation expense in the consolidated statement of operations on a straight-line basis over the vesting period.  Fair market value is determined in accordance with Section 3870 of the CICA Handbook (accounting fair value).

(5)	Mr. Demers was also a director during Fiscal 2011 and 2010, but received no compensation for his service as a director.

(6)
This represents Westport's short-term incentive awards.  Fiscal 2011 annual bonus awards earned were $750,000, $210,925, 231,650, $170,775, and $140,625 for Mr. Demers, Ms. Wong,  Mr. Sonntag, Mr. Larkin and Mr. Scott, respectively.  These amounts were accrued in Fiscal 2011 but were paid to the Named Executive Officers in Fiscal 2012.   The Corporation does not have any non-equity long-term incentive plans.

(7)
The column entitled "All Other Compensation" includes employer contributions to our RRSP or Employee Share Purchase programs.  These are voluntary participation programs where the employer matches employee contributions up to a maximum 5% of base salary per pay period.  Perquisites and employee program benefits (medical, life and disability insurance) received in Fiscal 2011 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers in any of those years and are therefore not reported in the table.

(8)
Mr. Sonntag was on temporary assignment in Lyon France for a portion of Fiscal 2011 and received commercially typical assignment allowances including living expense allowances and tax adjustments. Mr. Sonntag was also on temporary assignment in Beijing, China for a portion of Fiscal 2010 and Fiscal 2009 and received commercially typical assignment allowances including living expense allowances and tax adjustments.  All compensation related to Mr. Sonntag's assignment contract is reported in the All Other Compensation column.  "All Other Compensation" for Mr. Sonntag during Fiscal 2011 includes $27,700 in taxable assignment benefits and $12,225 in RRSP employer contributions.

Following the formula specified in the Form 51-102F6 disclosure requirements, the aggregate cash compensation (salary and bonus) earned by Westport's Chief Executive Officer, Chief Financial Officer and the next three highest officers and/or employees during the financial year ended March 31, 2011 was $3,180,683.  The total compensation including the date of grant value for all equity awards and all other compensation earned by Westport's Chief Executive Officer, Chief Financial Officer and the next three highest officers and/or employees during the financial year ended March 31, 2011 was $10,093,371.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards as of March 31, 2011

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Common Shares or units of Common Shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(3)

David Demers Chief Executive Officer	NIL	-	-	-	247,624	5,262,010
Elaine Wong Executive Vice President, Strategic Development	18,987	4.27	29-Sep-14	322,399	128,657	2,733,961
Nicholas Sonntag Executive Vice President, Market and New Partnership Development and President, Westport Europe & Asia	423	9.10	10-Aug-13	5,139	107,884	2,292,535
Bill Larkin, Chief Financial Officer	25,000	16.50	26-Mar-15	118,750	22,524	478,635
Ian Scott, President, Juniper Engines	2,352 2,968 15,616 21,428 290 20,000	5.25 7.77 5.29 4.27 9.10 11.11	12-May-11 21-May-12 26-May-13 29-Sep-14 10-Aug-13 10-Dec-14	37,632 40,009 249,231 363,847 3,524 202,800	52,994	1,126,123

Notes:

(1)
This amount is based on the difference between the closing price of the Common Shares underlying the Options on the TSX as at March 31, 2011 ($21.25), and the exercise price of the option.  Where the difference is a negative number, the value is deemed zero or Nil.

(2)	Represents the numbers of units or common share awards that either vest based on time or market criteria.

(3)
This is a notional amount that is calculated by multiplying the number of Units that have not vested by the closing price of the Common Shares underlying the Units on the TSX as at March 31, 2011 ($21.25).  Such amounts may not represent the actual value of the Units that ultimately vest as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.  Westport has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.  For unvested performance share units, a conversion ratio of one share unit to one common share of the Corporation has been used. The actual conversion ratio varies based on the absolute performance of Corporation’s shares over a specified period and the performance of the Corporation’s shares relative to a Synthetic Clean Tech index of comparative companies.

During the year ended March 31, 2011, no stock options were granted to employees of the Corporation and 412,149 units were granted.  The value of performance share-unit awards was calculated using a valuation model according to Canadian Generally Accepted Accounting Principles while the value of restricted share units is based on the fair market value on the date of the grant. The fair value of share unit awards granted during the year ended March 31, 2011 ranged from $18.31 - $31.94.

Incentive Plan Awards - Value Vested or Earned During the Year

Named Executive Officer	Option-based awards - Value vested during the year (1)	Share-based awards - Value vested during the year(2)	Non-equity incentive plan compensation - Value earned during the year
	($)	($)	($)
David Demers	1,265,308	4,040,632	750,000
Elaine Wong	402,295	2,011,169	210,925
Nicholas Sonntag	Nil	2,070,965	231,650
Bill Larkin	15,416	Nil	170,775
Ian Scott	60,394	130,274	140,625

Notes:

(1)
This value was determined by calculating the difference between the market price of the underlying Common Shares on the vesting date and the exercise price of the Options on the vesting date and multiplying by the number of vested stock options.

(2)	This value was determined by multiplying the market price of the underlying Common Shares on the vesting date by the number of vested units.

Employment Agreements - Termination and Change of Control

All of Westport's Named Executive Officers have entered into employment agreements with Westport that have indefinite terms.  Pursuant to the terms of each employment agreement, each executive officer is entitled to an annual base salary, annual or discretionary incentive bonuses, and long-term incentives through the granting from time to time of Options and Units pursuant to Westport's equity based compensation plans.  Agreements for Mr. Demers, Ms. Wong, Mr. Sonntag, Mr. Larkin and Mr. Scott include standard industry terms and conditions, including intellectual property, confidentiality, and non competition and non-solicitation provisions.

Pursuant to the terms of the above-described employment agreements, in the event of termination of an executive's employment by Westport without cause, each of the Named Executive Officers is entitled to an amount ranging from six to twenty-four months salary and benefits, may be entitled to annual or incentive bonuses, and may be entitled to immediate vesting of all unvested Options and Units previously granted to the Named Executive Officer.

Mr. Demers is entitled to an amount of the sum of twenty-four months of salary, benefits and two times the targeted annual or incentive bonuses in the year of termination, and is additionally entitled to the immediate vesting of all unvested Options, Units and Awards under the Westport Omnibus Plan, as defined below (an "Award") previously granted to him in the event of such termination.

Ms. Wong is entitled to an amount of twelve months of salary and benefits plus one month of additional salary and benefits for every year of service as an executive, to a maximum of eighteen months of salary, benefits and the targeted annual or incentive bonuses in the year of termination divided by 12 and then multiplied by the number of months in the Severance period, and is additionally entitled to the immediate vesting of all unvested Options, Units and Awards previously granted to her in the event of such termination. Based on Ms. Wong's length of service with the Corporation, she has reached the maximum level of eighteen months.

Mr. Sonntag is entitled to an amount of twelve months of salary and benefits in his first year of service, an amount of eighteen months of salary and benefits in his second year of service, an amount of twenty-four months of salary and benefits after his second complete year of service, and, in any year, the immediate vesting of all unvested Options, Units and Awards previously granted to him in the event of such termination. Based on Mr. Sonntag's length of service with the Corporation, Mr. Sonntag has reached the maximum level of twenty-four months.

Mr. Larkin is entitled to an amount of nine months of salary and benefits and increasing to a maximum of twelve months of salary and benefits after the completion of his second year of service.

Mr. Scott is entitled to an amount of fifteen months of salary and benefits plus one additional month per year of service as an executive up to a maximum of eighteen months in the event of termination without cause.

Mr. Demers and Ms. Wong each have change of control provisions in their respective employment agreements that provide that if they are terminated following a change of control, or should they resign following a change of control, they are entitled to an amount equal to not less than two years of salary, benefits and annual or incentive bonuses, and to the immediate vesting of all unvested Options, Units and Awards previously granted to them.

Mr. Sonntag has a change of control provision in his employment agreement that provides that if he is terminated following a change of control, he is entitled to an amount not less than two years of salary, benefits and annual or incentive bonuses, and to the immediate vesting of all unvested Options, Units and Awards previously granted to him.

Mr. Larkin has a change of control provision in his employment agreement that provides that if he is terminated following a change of control, he is entitled to an amount equivalent to twelve months' base salary.

Mr. Scott has a change of control provision in his employment agreement that provides that if he is terminated within twelve months following a change of control, he is entitled to an amount equivalent to twenty four months' base salary and benefits plus an amount equal to the targeted annual bonus that he was eligible to receive for the year in which his employment is terminated, divided by twelve then multiplied by the number of months in the severance period.

For the purpose of the above with respect to Mr. Demers, Ms. Wong and Mr. Scott, a change of control is defined to have occurred upon the happening of any of the following: (i) the acquisition, by whatever means, by an entity of ownership or control of more than 30% of the Common Shares; (ii) the amalgamation, consolidation, or merger with any other company resulting in Westport owning less than 50% of the outstanding Common Shares after such reorganization; (iii) the sale of all or substantially all of the assets of Westport; (iv) approval by the Shareholders of Westport of the liquidation, dissolution or winding-up of Westport; or (v) the majority of the members of the Board of Directors elected at a meeting of Shareholders not being management nominees.  For Mr. Sonntag and Mr. Larkin, item (i) above is; the acquisition, by whatever means, by an entity of ownership or control of more than 50% of the Common Shares.

The following table sets forth, for each Named Executive Officer, the amount such person would have been entitled to receive on the termination of their employment, without cause on March 31, 2011, and the amount such person would have been entitled to receive if a change of control triggered the termination event, as per such persons employment agreement on March 31, 2011.

Termination of Employment Without Cause
	Severance ($)	Bonus ($)	Value of Unvested Equity Awards ($) (1)	Total ($) (2)
David Demers	1,000,000	1,000,000	5,668,180	7,668,180
Elaine Wong	487,500	243,750	2,896,436	3,627,686
Nicholas Sonntag	820,000	-	2,455,010	3,275,010
Bill Larkin	189,750	-	685,886	875,636
Ian Scott	281,250	-	1,321,809	1,603,059

Termination of Employment Following Change of Control
	Severance ($)	Bonus ($)	Value of Unvested Equity Awards ($)	Total (2) ($)
David Demers	1,000,000	1,000,000	5,668,180	7,668,180
Elaine Wong	650,000	325,000	2,896,436	3,871,436
Nicholas Sonntag	820,000	410,000	2,455,010	3,685,010
Bill Larkin	253,000	-	685,886	938,886
Ian Scott	450,000	225,000	1,321,809	1,996,809

Notes:

(1)
The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the TSX as at March 31, 2011 ($21.25). Upon vesting, performance share units convert into Westport shares based on a conversion factor as determined by the absolute share price over a 90 trading day simple weighted average and a relative value determined based on Westport's percentile placement in a Synthetic Clean Tech index of comparative companies on a total shareholder return basis. The expected conversion ratio at March 31, 2011 was 164% of shares per vested unit with an exchange ratio based on the relative performance of the Westport stock to a Synthetic Clean Tech index of comparator companies and 116% of shares per vested unit with an exchange ratio based on the absolute performance of the Westport stock..

(2)
Total compensation due upon termination of employment without cause or in the event of a change of control does not include the sum of 24 months benefits.  Based on Westport's benefit programs only coverage of BC medical service plan and extended health benefits would be compensated for the twenty four month period.

Director Compensation

The Board of Directors annually reviews and approves director compensation that recognizes the directors' time commitments and compensation to ensure compensation is in line with other directors of comparable companies.  Directors receive a fixed retainer for services rather than a fee per meeting.

For the 2011 Fiscal Year, non-management directors were paid an annual retainer of U.S. $55,000, with the Chairman of Westport receiving an annual retainer of U.S. $110,000.  Non-management directors were also entitled to an annual fee of U.S. $7,500 for serving as a member of the Strategy Committee or the Nominating and Corporate Governance Committee of the Board of Directors, and an annual fee of U.S. $8,500 for serving as a member of the Audit Committee or the HRC Committee of the Board of Directors.  General Committee Chairs received an annual retainer of U.S. $15,000 while the Audit Committee Chair received an annual retainer of U.S. $20,000.  Non-management directors also receive an amount equal to U.S. $40,000 in share units on an annual basis. Outside Westport directors do not receive payment for Board of Directors or committee meetings attended in person or by telephone.  Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or committee meetings.  If a meeting or group of meetings is held outside of Canada or the United States, an attending director receives an addition fee of U.S. $1,000 per day over the three day required attendance for the meeting in recognition of the additional time required to travel to and from the meeting or meetings.

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Westport to the following individuals who were directors of Westport during the year ended March 31, 2011, excluding those directors who were Named Executive Officers.

Name	Fees earned (US$)	Share-based awards (US$) (1)	Option-based awards (US$)	Non-equity incentive plan compensation (US$)	All other compensation (US$)	Total (US$)
John A. Beaulieu	142,000	51,496	N/A	N/A	N/A	193,496
Warren J. Baker	93,250	51,496	N/A	N/A	N/A	144,746
Henry F. Bauermeister Jr. (2)	16,507	-	N/A	N/A	N/A	16,507
M.A. (Jill) Bodkin	104,750	51,496	N/A	N/A	N/A	156,246
Dezsö J. Horváth	94,500	51,496	N/A	N/A	N/A	145,996
Sarah Liao Sau Tung	68,875	51,496	N/A	N/A	N/A	120,371
Andrew J. Littlefair (3)	13,908	-	N/A	N/A	N/A	13,908
Albert Maringer	76,375	51,496	N/A	N/A	N/A	127,871
Gottfried Muench	58,875	51,496	N/A	N/A	N/A	110,371

Notes:

(1)
This represents the total of the fair market value of the units granted to each Director during the fiscal year.  This amount is based on the grant date fair market value of the award. Fair value for accounting purposes is recorded as compensation expense in the statement of operations on a straight-line basis over the vesting period.  Fair market value is determined in accordance with Section 3870 of the CICA Handbook (accounting fair value).  The value has then been converted to United States Dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on August 5, 2010 which was 0.9844.  The Canadian dollar amount is $52,312 for each Director.

(2)	Mr. Bauermeister resigned from the Board of Directors effective June 21, 2010.

(3)	Mr. Littlefair resigned from the Board of Directors effective June 21, 2010.

Incentive Plan Awards

The following table and notes thereto set out information concerning all option-based and share-based awards outstanding at March 31, 2011 for the following individuals who were directors of Westport during the year ended March 31, 2011, excluding those directors who were Named Executive Officers.  This table is being reported in Canadian dollars as all grants and exercises are in Canadian dollars.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option Expiration Date	Value of unexercised in-the-money options (CDN$)(1)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CDN$)

John A. Beaulieu	5,000 4,285	9.10 14.90	10-Aug-14 6-Aug-16	60,750 27,210	Nil	Nil
Warren J. Baker	1,428 1,428 1,428 4,285 4,285 5,000 4,285 42,85	6.30 6.90 4.87 4.87 3.29 9.10 10.50 14.90	3-Sep-11 9-Sep-12 25-Jul-13 25-Jul-13 21-Jul-14 10-Aug-14 19-Jul-15 6-Aug-16	21,349 20,492 23,391 70,188 76,959 60,750 46,064 27,210	Nil	Nil
M.A. (Jill) Bodkin	4,285	14.90	6-Aug-16	27,210	Nil	Nil
Dezsö J. Horváth	1,428 1,428 1,428 4,285 5,000 4,285 4,285	6.30 6.90 4.87 4.87 9.10 10.50 14.90	3-Sep-11 9-Sep-12 25-Jul-13 25-Jul-13 10-Aug-14 19-Jul-15 6-Aug-16	21,349 20,492 23,391 70,188 60,759 46,064 27,210	Nil	Nil
Sarah Liao Sau Tung	5,000 4,285	9.10 14.90	10-Aug-14 6-Aug-16	60,750 27,210	Nil	Nil
Albert Maringer	5,000 4,285	9.10 14.90	10-Aug-14 6-Aug-16	60,750 27,210	Nil	Nil
Gottfried Muench	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)
This is amount is based on the difference between the closing price of the Common Shares underlying the Options on the TSX as at March 31, 2011 ($21.25) and the exercise price of the Option.  Where the difference is a negative number, the value is deemed zero or Nil.

The following table and notes thereto set out information concerning the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the year ended March 31, 2011, for the following individuals who were directors of Westport during the year ended March 31, 2011, excluding those directors who were Named Executive Officers.

Name	Option-based awards - Value vested during the year(1) (US$)	Share-based awards - Value vested during the year(2) (US$)	Non-equity incentive plan compensation - Value earned during the year(3) (US$)
John A. Beaulieu	Nil	51,496	N/A
Warren J. Baker	Nil	51,496	N/A
M.A. (Jill) Bodkin	Nil	51,496	N/A
Dezsö J. Horváth	Nil	51,496	N/A
Sarah Liao Sau Tung	Nil	51,496	N/A
Albert Maringer	Nil	51,496	N/A
Gottfried Muench	Nil	51,496	N/A

Notes:

(1)	No option-based awards were granted to Directors during the year.

(2)
Value of share-based awards vested was determined based on the closing market value of share units on the date of vesting. The value was denominated in Canadian dollars and converted to United States Dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on August 5, 2010 which was 0.9844.  The Canadian dollar amount is $52,312 for each Director.

(3)	There is no non-equity incentive plan for Directors.

PERFORMANCE GRAPH

The Common Shares have been listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "WPT" since June 30, 1999.  Prior to that time, the Common Shares were traded on The Alberta Stock Exchange.  The following graph and table is a reporting requirement under Canadian securities laws and compares the change in the cumulative total Shareholder return on the Common Shares over the period from March 31, 2006 to March 31, 2011 (assuming a $100 investment was made on March 31, 2006 at the closing price of the Common Shares on that date), with the cumulative total return of the S&P/TSX Composite Index over the same period, assuming reinvestment of dividends.

Cumulative Total Return on $100

Invested in Common Shares on March 31, 2006

The results shown in this graph do not necessarily reflect Westport's trend in compensation to its Named Executive Officers and forms no part of our business or strategic plan.  The Corporation's market prices for its shares are impacted by a number of external factors including the overall market sentiment and confidence in the future of the alternative energy technology sector, which ebbs and flows.

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as at March 31, 2011, information in respect of the compensation plans of Westport (being the Westport Omnibus Plan, as defined below) under which Common Shares are authorized for issuance and the percent of the issued and outstanding Shares represented by that number of Shares is as follows:

Plan	Number of Common Shares to be Issued Upon Exercise of Outstanding				Number of Common Shares Remaining Available for Future Issuance		Total Number of Remaining Common Shares Reserved for Issue
	Vested		Unvested
	No. Of	% of Outstanding Shares	No. Of	% of Outstanding Shares	No. Of	% of Outstanding Shares	No. Of	% of Outstanding Shares
Westport Omnibus Plan	-	-	358,793	0.76%	1,802,496	3.84%	2,161,289	4.60%
2006 Share Unit Plan	541,534	1.15%	476,910	1.02%	-	-	1,018,444	2.17%
Westport Stock Option Plan	455,206	0.97%	106,808	0.23%	-	-	562,014	1.20%
Total	996,740	2.12%	942,511	2.00%	1,802,496	3.84%	3,741,747	7.97%

The following table sets forth, as at March 31, 2011, information in respect of the compensation plans of Westport (being the Stock Option Plan, the Unit Plan and the Options and Units described above) under which Common Shares are authorized for issuance:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Westport Omnibus Plan	358,793	-	1,802,496
2006 Share Unit Plan (1)	1,018,444	-	-
Westport Stock Option Plan (2)	562,014	$8.46	-
Total	1,939,251	-	1,802,496

Notes:

(1)	Westport's Performance Share Unit Plan as amended July 2006, July 2008, and July 2009. See "Share Unit Plans" below.

(2)
The average life remaining on the outstanding Options under the Stock Option Plan is 2.9 years.  The average life remaining on the outstanding Units under both the 2006 Performance Unit Plan and the Westport Omnibus Plan is 5.2 years.

Westport currently has in place one active equity based compensation plan, the Westport Omnibus Plan which is described in more detail below. There are also two inactive equity based compensation plans, the Stock Option Plan and the 2006 Unit Plan (amended in 2009), both of which are described in more detail below.

Stock Option Plans

On July 22, 2003, the Board of Directors adopted the Stock Option Plan, which stipulated the maximum number of Common Shares issuable under it would not exceed 2,014,285 (equivalent to 7,050,000 on a pre-consolidation basis) Common Shares.  The Stock Option Plan was approved by Shareholders at the Annual and Special Meeting of Westport held on September 3, 2003 and was subsequently amended and approved by Shareholders on July 8, 2008 and July 16, 2009.

In 2009 the Board of Directors approved amendments to convert the Stock Option Plan from a fixed maximum number to a rolling maximum percentage plan of 3.72%, with an increase in the rolling maximum percentage to 5.0% of outstanding shares, upon the exercise of the 586,132 exercisable Share Units that had not been converted to Shares by the current Unit holders.  The conversion of the Stock Option Plan to a "rolling plan", on the basis of each of the above noted 3.72% and 5.0% basis was approved by the Shareholders on July 16, 2009.

The Stock Option Plan authorizes the Board of Directors to issue Options to directors, officers, employees, and providers of services to Westport or Westport's subsidiaries.  The number of Common Shares reserved for issuance to Westport insiders cannot exceed 10% of the outstanding Common Shares, and Common Shares issued to any one insider within a one-year period cannot exceed 3% of the outstanding Common Shares.  Additionally, the number of Common Shares reserved for issuance to insiders under the Stock Option Plan and any other share compensation arrangement of Westport shall not exceed 10% of the total number of issued and outstanding Common Shares.  Options issued pursuant to the Stock Option Plan must have an exercise price not less than the closing price of the Common Shares on the TSX on the day prior to the day of grant.  The period during which an option may be exercised shall be determined by the Board of Directors at the time the option is granted, subject to any vesting limitations which may be imposed by the Board of Directors at the time such option is granted, provided that no option shall be exercisable for a period exceeding eight years from the date the option is granted.

The Options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the set option period and 90 days after the date a holder ceases to hold the position or positions of director, officer, employee, or service provider of Westport or its subsidiaries, as the case may be (provided that such option holder has ceased to be a director, officer, employee, or provider of services for a reason other than cause, death, permanent disability, or normal retirement).  In the event of the death or permanent disability of a holder, any option previously granted to him or her shall be exercisable until the end of the option period noted above, or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.  In the event an optionholder ceases to be a director, officer, employee, or service provider for cause, any option previously granted to him or her shall immediately expire and terminate.  If an option expires during a blackout period imposed by Westport, the expiry date of the option is extended for ten business days after the end of the last day of the blackout period.  Also, if the option expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period.  For example, if the option expires four business days after the end of the blackout period, the expiry date for that option is extended by an additional six business days.  In the event of a sale by Westport of all or substantially all of its assets or in the event of a change in control of Westport, each holder shall be entitled to exercise, in whole or in part, the Options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.  Options are non-assignable, although they contain provisions permitting the legal personal representative of an optionee, for a period of 12 months, to exercise the option in the event of the death of the optionee.  The Board of Directors may amend or revise the terms of the Stock Option Plan, subject to receipt of all necessary regulatory and Shareholder approvals.

Shareholder approval is not required for amendments to the Stock Option Plan, except for any amendment or modification that:

•           increases the number of shares reserved for issuance under the Stock Option Plan;

•
reduces the exercise price of an option, except for the purpose of maintaining option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving Westport (for this purpose, cancellation or termination of an option prior to its expiry date for the purpose of reissuing options to the same option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an option);

•
extends the term of an option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period established under Westport's Disclosure Policy);

•	extends eligibility to participate in the Stock Option Plan to persons other than officers, directors, and employees of Westport (or any affiliate) and its consultants (or any affiliates).

•	extends the total value of shares which my be granted to a non-executive director under the Stock Option Plan or any other share compensation arrangement of the Corporation;

•	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

•           permits awards other than options to be made under the Stock Option Plan; or

•           amends the amendment provisions contained in the Stock Option Plan;

With the exception of the foregoing amendments, the Stock Option Plan, as amended, provides that all other amendments to the Stock Option Plan may be made by the Board of Directors without Shareholder approval.  Examples of the types of changes that may be made by the Board of Directors without Shareholder approval include, but are not limited to, the following:

•	amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the Stock Option Plan;

•           termination or suspension of the Stock Option Plan;

•	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;

•           adjustments to outstanding options in the event of certain transactions entered into by Westport;

•	amendments to the vesting provisions of any outstanding option (including without limitation, acceleration of vesting);

•           amendments with respect to the method or manner of exercise of any option;

•
amendments to the termination provisions set out in the Stock Option Plan or any outstanding option, provided no such amendment may result in: (i) an extension of any outstanding option beyond 5  years from the original date of grant (without regard to extensions arising in respect of a self-imposed black-out under Westport's Disclosure Policy, as more particularly described below); or (ii) the granting of an option with an expiry date later than 5 years from the date of grant (without regard to an extension of the option arising in respect of a self-imposed black-out under Westport's Disclosure Policy, as more particularly described below); and

•	adjustments to reflect stock splits, stock dividends or other alterations to the capital stock of Westport.

As at March 31, 2011, an aggregate of 562,014 Options were outstanding under the Stock Option Plan, representing approximately 1.2% of the issued and outstanding Common Shares. No further grants under the Stock Option Plan are expected to be made as all further grants are expected to be issued under the Westport Omnibus Plan, as described below.

The Stock Option Plan additionally provides that if any eligible participant under the Stock Option Plan is subject to a requirement that he or she not benefit personally from a grant of Options, the Board of Directors may grant any Options to which such person would otherwise be entitled to such person's employer or other entity designated by them that directly or indirectly imposes that requirement on the individual.

Share Unit Plans

A Unit granted pursuant to Westport's Performance Share Unit Plan (the "Unit Plan") entitles the holder, subject to the terms and conditions of the plan and the holder's unit agreement, to receive one fully paid Common Share.

In September 2003, Shareholders approved a new performance unit plan (the "2003 Unit Plan") to replace previously existing similar plan.  The primary objective of the 2003 Unit Plan when implemented was to conserve cash reserves by using equity to pay part of the annual and other incentives to Westport's officers, employees, and directors (including those of Westport's subsidiaries).  Specifically, the 2003 Unit Plan was used to issue performance Units to: (i) recognize contributions made by employees or contractors in accordance with Westport's existing bonus plans and compensation; (ii) serve in lieu of cash payments to Westport's directors in respect of annual retainers; (iii) enable Westport to attract key employees by issuing performance units as signing bonuses; (iv) enable Westport to settle contractual amounts payable as a result of termination or statutory severance payments owing to employees; or (v) enable Westport  to issue units in lieu of cash payments for selected consulting or contract services.

The aggregate number of Common Shares initially reserved for issuance under the 2003 Unit Plan was limited to 714,285 (equivalent to 2,500,000 on a pre-consolidation basis).  At the 2006 Annual and Special Meeting of Westport, a resolution was approved to amend the 2003 Unit Plan to increase the number of Common Shares reserved for issuance thereunder.  The Board of Directors determined that an additional 1,428,571 (equivalent to 5,000,000 on a pre-consolidation basis) Common Shares be reserved for issuance under the 2003 Unit Plan and the fixed maximum number of Common Shares reserved under the Unit Plan be amended accordingly, resulting in a maximum of 2,142,856 (equivalent to 7,500,000 on a pre-consolidation basis) Common Shares being reserved for issuance under the revised plan. The Board of Directors additionally approved and recommended a number of amendments to the 2003 Unit Plan to incorporate certain recommendations made by Institutional Shareholder Services, Inc. The significant amendments to the 2003 Unit Plan were approved by Shareholders at Westport's 2006 Annual and Special Meeting with the amended plan being referred to as the "Unit Plan" herein.  The current terms of the Unit Plan provide that (i) Units may not be granted to satisfy retainers payable to directors of Westport or in lieu of cash payments; (ii) Units may not be granted for selected consulting or contract services; and (iii) the number of Common Shares reserved for issuance to insiders under the Unit Plan and all other share compensation arrangements may not exceed 10% of the outstanding Common Shares and that the number of Common Shares issued to insiders under the Unit Plan or any other share compensation arrangement shall not exceed 10% of the outstanding Common Shares within any one-year period. Additionally, amendments to the Unit Plan are being proposed for approval by the Shareholders at the Meeting to make certain housekeeping and administrative amendments to the Unit Plan and to amend the amendment provisions of the Unit Plan.  See "Particulars of Matters to be acted upon at the Meeting - Amendment to Security Based Compensation Plans", below.

The Board of Directors has the discretion to select the participants to participate in the Unit Plan, grant the Units and impose such restrictions, vesting periods and provisions, and other conditions on the Units as it determines.  The Unit Plan also stipulates that: (i) the number of Common Shares issued to any one insider and such insider's associates (as that term is defined by the Securities Act (British Columbia)) under the Unit Plan or any other Westport share compensation arrangement, within a one year period, shall not exceed 3% of the outstanding Common Shares; and (ii) the number of Common Shares that may be issued under the Unit Plan to the directors of Westport (other than directors who are also officers) will not exceed 200,000 Common Shares in the aggregate.  The Board of Directors may amend or revise the terms of the Unit Plan, subject to receipt of all necessary approvals, provided that no such amendment or revision shall materially adversely affect the rights of any participant under the plan.

The Units under the Unit Plan expire on the date of the expiration of the set expiration period as set by the Board of Directors, provided that no Unit shall be exercisable for a period exceeding ten years from the grant date.  If a share unit expires during a blackout period imposed by Westport, the expiry date of the unit is extended for ten business days after the end of the last day of the blackout period.  Also, if the Unit expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period.  For example, if the Unit expires four business days after the end of the blackout period, the expiry date for that Unit is extended by an additional six business days.  Units or any rights or interest of a holder under the Unit Plan may be assigned, encumbered or transferred to the extent that certain rights may pass to a beneficiary or legal representative upon the death of the holder by will or by the laws of succession and distribution.  Units or any rights or interest of a holder under the Unit Plan may also be assigned to the extent permitted by law.

As at March 31, 2011, an aggregate of 1,018,444 Units were outstanding under the Unit Plan, representing 2.17% of the then issued and outstanding Common Shares. As of June 1, 2011, no Common Shares remain available for issuance in connection with new unit grants under the Unit Plan.  No further equity compensation grants are expected under the Unit Plan and all future equity compensation grants are expected to be issued under the Westport Omnibus Plan, as described below.

On April 23, 2010, the Board of Directors approved and shareholders subsequently ratified, an Omnibus Incentive Plan (the "Westport Omnibus Plan").

Westport Omnibus Plan

The Westport Omnibus Plan contains the following general terms:

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The Westport Omnibus Plan allows grants of stock options (including incentive stock options for US tax purposes), share appreciation rights ("SARs"), deferred share units, phantom stock, bonus stock, performance based and/or time based restricted stock units, and other stock or performance based awards.  SARs may be granted on a stand-alone basis or in tandem with options.

•
Upon the exercise of a vested SAR (and in the case of a tandem SAR, the related option), a participant will be entitled to payment equal to the excess of the market value of a Westport share on the date of exercise over the subscription or base price under the SAR.  The award may specify whether settlement will be in cash, in shares, or a combination of cash or shares.

•
Each restricted stock unit or performance stock unit granted under the Westport Omnibus Plan generally represents one Westport share. Unless otherwise determined by the HRC Committee, vested units will generally be settled as soon as practicable following vesting by delivery of a Westport share for each vested unit or payment of a cash amount equal to the market value of a Westport share at the time of settlement, as specified in the award.  The award may provide for the accrual of dividend equivalent amounts in respect of awards of restricted stock units or performance stock units before settlement.

•
Performance stock units and other awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code generally will require the amount payable (or Shares issuable) be conditional upon the achievement of performance goals.

•
The Stock Option Plan and Unit Plan provide for grants to be approved by the Board of Directors. The Westport Omnibus Plan generally follows that approach. However, in certain instances, determinations by a committee comprised of independent directors will be crucial.  Thus, the Westport Omnibus Plan provides that, in addition to circumstances where the Board of Directors elects to delegate authority to the HRC Committee:

•
the HRC Committee will have the power to evaluate the chief executive officer's awards and performance relating thereto and to determine awards under the Westport Omnibus Plan (Awards) for grant to the chief executive officer. As to other executive officers the HRC Committee shall make recommendations to the Board of Directors with respect to Awards;

•
the HRC Committee will determine performance goals for Awards intended to be "performance-based compensation" under Section 162(m) of the Internal Revenue Code to the chief executive officer and the three highest paid officers, other than the chief executive officer and chief financial officer.

•
Awards cannot be granted at less than market value which is defined for Awards stated in Canadian dollars as the closing price of Westport's shares on the Toronto Stock Exchange on the last trading day prior to the relevant date and for Awards stated in U.S. dollars as the closing price of Westport's shares on the NASDAQ stock market on the last trading day prior to the relevant date.

•
The Westport Omnibus Plan grants broad powers to the Board of Directors (or HRC Committee, as applicable) to set terms of Awards, including as to vesting (e.g. vesting may be set on any schedule and on any criteria, including performance).  Specifically, vesting may be conditional upon passage of time, continued employment, satisfaction of performance criteria, or any combination of the foregoing, provided that:

•	performance conditions to vesting of any portion of an Award, other than restricted share units granted to Canadian residents, will be measured over a period of not less than one year; and

•
with respect to any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares or cash, the applicable performance criteria shall be a measure based on one or more of the performance criteria described below under the heading "Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation" determined by the HRC Committee or Board of Directors (subject to the terms of the Westport Omnibus Plan) on or prior to the effective date of such award or as of any later time permitted under Section 162(m).

•
The Westport Omnibus Plan is subject to a plan limit of 2,226,645 shares. As at June 1, 2011, 672,691 shares had been reserved for prior Awards under the Westport Omnibus Plan.  For this and other limitations, please read "Plan Limitations" below.

•	Awards may be tailored to meet the applicable tax and securities rules of Canada and the United States, and so for certain purposes distinguishes between Canadian Awards and U.S. Awards.

•	The Westport Omnibus Plan maintains the limitations with respect to the issuance of Awards to any one person or to insiders described in "Plan Limitations" below.

•
The Westport Omnibus Plan provides that either the Board of Directors or HRC Committee, as applicable, may decide to accelerate Awards (and the expiration dates) upon change of control or specify in the Awards that such acceleration will automatically occur.  With respect to Awards made under the Westport Omnibus Plan a "change of control" is defined generally to include acquisitions by persons or groups of beneficial ownership representing more than 50% of either the then outstanding Shares or voting power of the then outstanding voting securities of the Corporation (with certain exclusions); members of the Corporation's then "incumbent board" ceasing to be a majority of the board of the Corporation; a merger, reorganization, statutory or mandatory share exchange, business combination, consolidation or similar transaction involving the Corporation or one of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries (considered on a consolidated basis), or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries, unless the holders of the Corporation's Shares and voting securities own more than 50% of the "resulting entity" from the transaction (in substantially the same proportions), the members "incumbent board" of the Corporation continue to hold a majority of the board seats of the "resulting entity" and no other person owns more than 50% of shares of common stock or voting power (unless such ownership existed before the combination); or the shareholders approve a plan of complete liquidation or dissolution of the Corporation.

•	The Westport Omnibus Plan explicitly specifies the consequences of termination of employment (including upon death or disability).

•
The Westport Omnibus Plan allows Awards other than options to have up to 10 year terms and options to have 5 year terms, provided that if the term of any Award is to expire during a trading "blackout" established by Westport or pursuant to any lock-up agreement or similar trading restriction or within 10 business days thereafter, the expiry date of such award shall be extended to 10 business days following the end of the applicable blackout period.

Deferred Share Units

The Westport Omnibus Plan permits non-employee directors to receive all or a portion of such non-employee director's annual retainer, if eligible, through the grant of deferred share units.  Such deferred share units will generally be fully vested at the time of their issuance and are settled on the third business day following the retirement or death of the applicable director or at the time the applicable director otherwise ceases to hold office or their engagement is terminated, subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of the Westport Omnibus Plan

Termination of Employment or Service

Unless otherwise determined by the Board of Directors (or the HRC Committee), or otherwise set forth in the terms of an individual Award, the following general rules will apply with respect to Awards:

•
If employment or service is terminated for any reason whatsoever other than death, disability, retirement or for cause (in the opinion of Westport's legal counsel) (or if service of a consultant is terminated for any reason whatsoever other than death), non-vested Awards will terminate and the participant will be able to exercise his or her rights with respect to the vested portion of any option or share appreciation right until the earlier of the date specified in the Award, if any, or the 90th day after termination;

•
If the employment or service is terminated by retirement the participant will be able to exercise his or her rights with respect to the vested portion of any option or SAR until the date specified in the award and any vested phantom share awards, restricted share units, performance share units and deferred share units shall be settled in accordance with the provisions of the Westport Omnibus Plan;

•
If employment or service is terminated by death or disability of an employee or director (or death of a consultant), non-vested Awards will terminate and the participant (or his or her estate) will be able to exercise his or her rights with respect to the vested portion of any option or SAR until the earlier of the date specified in the award or during the one year period following death or disability (and special provisions are made with respect to death or disability after retirement and while the retiree has the power to exercise an award as provided above) and any vested phantom share awards, restricted share units, performance share units and deferred share units shall be settled in accordance with the provisions of the Westport Omnibus Plan.

•	If employment or service is terminated for cause, in the opinion of Westport's legal counsel, any	unvested Award granted pursuant to the Westport Omnibus Plan shall be cancelled and all	rights thereunder terminated.

The Westport Omnibus Plan allows the Board of Directors (or HRC Committee, as applicable) to set other terms relating to termination of employment or service and relating to leaves of absence, including allowing or providing for acceleration of vesting and continuation of awards (or exercise periods) beyond the period generally provided above (subject to applicable stock exchange rules).

Plan Limitations

With respect to the Westport Omnibus Plan, the number of shares that may be subject to issuance at any given time in connection with Awards cannot exceed 2,226,645.

For the purposes of calculating the Award limits specified above:

•
Shares subject to an Award granted under the Option Plan or Unit Plan that were outstanding on July 15, 2010 but that have expired or are forfeited, surrendered or cancelled or otherwise settled shall not be counted against such limitation.

•
Awards that use the price of shares to determine the amount of the Award or its settlement but that provide for settlement in cash (and not by the issuance of shares) shall be treated as covering the applicable number of shares solely for the purposes of computing the above limit and only while the Award is not settled or terminated.  Upon settlement in cash or termination of such Award the shares used as a reference for determining the amount of the Award or its settlement shall not be counted against the above limitation.

•
All Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance of shares pursuant to the terms of an Option will reduce the number of Shares available for issuance pursuant to Options;

•	Any shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of Awards shall not be counted against the above limitation;

•	Any shares not ultimately issued in settlement of SARs shall not be counted against the above limitation; and

•	Any shares issued in assumption, substitution or exchange for previously granted Awards of an entity acquired by Westport shall not be counted against the above limitation.

Awards are also subject to the following limitations:

•	The aggregate number of shares subject to:

(i)	Option or SAR awards granted under the Westport Omnibus Plan; or

(ii)	issued pursuant to performance awards,

during any consecutive thirty-six (36) month period to any one participant under the plan shall not exceed, in respect of each of such awards, 500,000 shares (subject to adjustment, but only to the extent that such adjustment will not affect the status of any award intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code.

•	The maximum dollar amount of cash paid pursuant to performance awards during any calendar year to any one participant under the Westport Omnibus Plan shall not exceed U.S. $3,000,000.

•
for as long as the Corporation's shares are listed for trading on the TSX, the rules of the TSX with respect to security holder approval, and security based compensation arrangements apply to the Corporation;

•
the number of shares issued to "insiders" (including associates if legally required) within any one year period and issuable to the insiders at any time, under the Westport Omnibus Plan and all other security-based compensation arrangements (as determined under the rules of the TSX) cannot exceed 10% of the total issued and outstanding shares, respectively;

•
the number of shares issued, or reserved for issuance with respect to Awards, to any one "insider" (including associates if legally required) within any one year period under the Westport Omnibus Plan and all other security-based compensation arrangements cannot exceed 5% of the total issued and outstanding Shares; and

•
the number of shares issued to directors (non-employee) under the Westport Omnibus Plan shall not exceed 250,000 and the annual equity award value of shares granted to directors (non-employee) shall not exceed $100,000 per such director.

For these purposes, "insider" generally means a director or officer, a director or officer of an insider or of one of Westport's subsidiaries, a person (or group) holding greater than 10% beneficial ownership of voting securities.  Share limitations will generally be subject to adjustment based on corporate recapitalizations, stock splits, and other similar events.

Limitations on Repricings or Extension of Term of Insider Awards; Transferability

The exercise price for options issued to insiders (please refer to "Plan Limitations" above) and related SARs and the base price under stand-alone SARS after issuance may be reduced only with prior shareholder approval.  Awards to other employees may also be limited.

If the rules of a stock exchange on which the shares are being traded require shareholder approval with respect to extension of Awards issued to insiders, such extensions will not be effective until such approval is obtained.

Unless an Award otherwise provides, an Award is not transferable, other than by testamentary disposition by the participant or the laws of intestate succession.  The Board of Directors (or the HRC Committee) may allow transfers to family members or related entities.  No transfer of incentive stock options may be made unless permitted by Section 422 of the Internal Revenue Code.

Eligibility

All directors, executive officers, employees and consultants may become eligible for Awards under the Westport Omnibus Plan.

Amendments and Termination

The Westport Omnibus Plan provides that the Board of Directors may amend, suspend or terminate the Westport Omnibus Plan, subject to applicable legal or stock exchange requirements.  The Westport Omnibus Plan specifically provides that, to the extent required by applicable law or by stock exchange requirements, shareholder approval will be required for the following types of amendments:

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any amendments which would result in the exercise price for any Award granted under the Westport Omnibus Plan being lower than the market  value of the shares underlying the Award at the time the Award is granted, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•
any amendment which reduces the exercise price or purchase price of an Award, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•	any amendment that would result in the cancellation of an option or SAR in exchange for an option or SAR with a lower exercise price from that of the original option or SAR;

•	any amendment extending the term of an Award beyond its original expiry date except as otherwise permitted by the Westport Omnibus Plan;

•
any amendment extending eligibility to participate in the Westport Omnibus Plan to persons other than officers, employees, non-employee directors or consultants or increasing the annual limit on Awards to non-employee directors;

•
any amendment permitting the transfer of Awards, other than for normal estate settlement purposes or to a trust governed by a registered retirement savings plan, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;

•	any amendment increasing the maximum aggregate number of shares that may be subject to issuance at any given time in connection with Awards granted under the Westport Omnibus Plan;

•	any amendment to the amendment provisions;

•	the adoption of any option exchange involving Awards; and

•	any other amendment required to be approved by shareholders under applicable law or rules of a stock exchange.

Shareholder approval for amendments to the Westport Omnibus Plan are, by contrast, not required in connection with the following types of amendments, which may be made by the Board of Directors alone, unless and to the extent prohibited by applicable law or by stock exchange requirements:

•
amendments of a technical, clerical or "housekeeping" nature including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Westport Omnibus Plan or to correct or supplement any provision of the Westport Omnibus Plan that is inconsistent with any other provision of the Westport Omnibus Plan;

•	amendments necessary to comply with the provisions of applicable law and the rules of any applicable stock exchange;

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amendments necessary in order for Awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Internal Revenue Code, or any successor provisions or under the Income Tax Act (Canada);

•	amendments respecting administration of the Westport Omnibus Plan including, without limitation, the method or manner of exercise of any Award;

•	any amendments to the vesting provisions of the Westport Omnibus Plan or any Award;

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any amendments to the early termination provisions of the Westport Omnibus Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension of an Award beyond the original expiry date;

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any amendments in the termination provisions of the Westport Omnibus Plan or any Award, other than an Award held by an insider in the case of an amendment extending the term of an Award, provided any such amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;

•
the addition of any form of financial assistance by Westport for the acquisition by all or certain categories of participants of shares under the Westport Omnibus Plan, and the subsequent amendment of any such provision;

•	the addition or modification of a cashless exercise feature, payable in cash or shares, which provides for a full deduction of the member of underlying shares from the Westport Omnibus Plan reserve;

•	adjustments to outstanding Awards in the event of a change of control or similar transaction entered into by Westport;

•	amendments necessary to suspend or terminate the Westport Omnibus Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules of the Stock Exchanges.

Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation

Awards granted under the Westport Omnibus Plan may qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code in order to preserve U.S. federal income tax deductions by Westport with respect to annual compensation required to be taken into account under Section 162(m).  The performance goals for performance stock units must consist of one or more performance goals. Such goals include, without limitation, elements that reference the performance by Westport or its subsidiaries, divisions, or its business or geographical units or functions and/or elements that reflect individual performance.  The performance goals shall be designed to be objective and shall otherwise meet the requirements of Section 162(m) of the Code and the related regulations.  Performance goals may differ among performance stock units granted to any one participant or for performance stock units granted to different participants.  To the extent required to satisfy Section 162(m) of the Code,  performance goals will be based on one or more of the business criteria for Westport or specified subsidiaries, divisions or business or geographical units (except with respect to the total shareholder return and earnings per share criteria) specified in the Westport Omnibus Plan:

A performance goal need not, however, be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific  business criterion).  In addition, to the fullest extent allowed by law, the Westport Omnibus Plan allows performance goals to be established based on individual goals and performance in addition to or in substitution for criteria described above, as long as such goals are pre-established and objective and not based on mere continued employment.  The HRC Committee will determine whether the applicable qualifying performance criteria have been achieved.

Finally, unless an adjustment would affect the status of a performance stock unit as "performance-based compensation" under Section 162(m) of the Code, the Board of Directors (or HRC Committee) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occurs during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs and any extraordinary non-recurring items as described in applicable accounting literature or Westport's management's discussion and analysis of financial condition and results of operations appearing in the Corporation's periodic reports under the United States Security Exchange Act of 1934, as amended (the "Exchange Act"), for the applicable period.

Term

The Westport Omnibus Plan is effective with respect to grants of Awards issued before July 15, 2020.  The Board of Directors has the power, at any time, to amend, suspend or terminate the Westport Omnibus Plan, subject to the above-detailed restrictions.

Minimum Share Ownership Guidelines

Westport directors are required to hold a minimum of Common Shares or Units of Westport equal to their annual retainer, to be acquired over a three-year period and each of Westport's executive officers is required to hold a minimum of Common Shares or Units or Options of Westport equal to his or her annual salary to be acquired over a five-year period.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, or executive officers or employees of the Corporation, persons who were directors, executive officers or employees of the Corporation at any time during the Corporation's last completed financial year, or any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere disclosed in this Circular, no insider of Westport, nor any person nominated for election as a director of Westport, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of Westport's since the commencement of Westport's last financial year, nor in any proposed transaction which has materially affected or would materially affect Westport or any of its subsidiaries.

INTEREST OF PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set forth below, management of Westport is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise of any director or proposed nominee for election as director, or executive officer or anyone who has held office as such since April 1, 2010, or of any associate or affiliate of any of the foregoing in any matter to be acted in at the Meeting other than the election of directors except as described herein.

RECEIPT OF 2011 FINANCIAL STATEMENTS

Westport's financial statements for the fiscal year ended March 31, 2011 have been forwarded to Shareholders.  No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the Business Corporations Act (Alberta) (the "Act") being met with the advance circulation of such financial statements.  If any Shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

Unless otherwise directed, the persons named in the Proxy intend to vote in favour of the election, as directors of Westport, of the nominees whose names are set forth below.  The Board of Directors cannot currently consist of less than one director and more than ten directors, with the number of directors within such range to be fixed from time to time by resolution of the Board of Directors.  At the present time, Westport has eight directors.  The Board of Directors has fixed the number of directors to be nominated at the Meeting at eight.  Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is vacated earlier in accordance with the by-laws of Westport or applicable law. All of the current nominees were elected as directors by the Shareholders at last year's Annual General Meeting.  All of the proposed nominees who are currently directors of the Corporation have agreed to serve as directors if elected.

The following table and accompanying notes set forth the names and municipalities of residence of all persons proposed to be nominated for election as directors, the positions with Westport now held by them, their principal occupations or employment for the preceding five years, the dates on which they became directors of Westport, and the number of securities of Westport owned by them or over which they exercise control or direction as at the Record Date.

John A. Beaulieu (76), a US citizen, of Vancouver, Washington, USA, joined the Board of Directors in September of 1997 and was appointed Chairman in 2002.  Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon, in 1990 and has been actively involved in finding, financing, and assisting in the growth of more than 70 emerging growth technology-based companies since 1986.  Mr. Beaulieu's business career included being President of Steelcraft Corporation and holding other general management positions at American Standard & Evans Products.  Earlier executive employment was at Proctor & Gamble, Ford Motor Co., and Arthur Young & Co.  Mr. Beaulieu obtained a Bachelor of Commerce degree (1956) and a Masters of Business Administration degree (1963), both from Santa Clara University of California.  Mr. Beaulieu is a member of a privately-held venture backed enterprise, and one socially focused organization.

Chairman of the Board of Directors
Member of the Audit Committee (2)
Member of the Human Resources and Compensation Committee
Member of the Nominating and Corporate Governance Committee
Member of the Technology Committee
16,177 Common Shares (1)
9,285 Options (1)

Warren J. Baker (72), a US citizen, of Avila Beach, California, USA, joined Westport's board in September of 2002.  He is currently Chair of the Nominating and Corporate Governance Committee.  He is retired President Emeritus having served as  President of California Polytechnic State University in San Luis Obispo, California from 1979 until August 1, 2010.   Dr. Baker is a Fellow of the American Society of Civil Engineers, a Fellow in the Engineering Society of Detroit, a member of the board of directors of the California Council for Science and Technology, and a former member of the US  Business-Higher Education Forum.  Dr. Baker has served as a member of the US National Science Board appointed by President Reagan serving two terms from 1985 to 1994. He  has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation.  Dr. Baker is also a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals.  Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers' Education Foundation, and is a member of the Board of Governors, US - Mexico Foundation Science Foundation.
Chair of the Nominating and Corporate Governance Committee Chair of the Technology Committee Member of the Human Resources and Compensation Committee 9,327 Common Shares (1) 26,424 Options (1)

M.A. (Jill) Bodkin (67), a Canadian citizen, of Vancouver, British Columbia, Canada, has been a member of Westport's board since July 2008. She has been Chair and Chief Executive Officer of Golden Heron Enterprises since 1996. From 2007 through 2010, Ms. Bodkin was also Director for Canadian Development for KCTS 9 Television, the Seattle, Washington based Pacific Northwest PBS station. Ms. Bodkin is the President of Yaletown Venture Partners VCC, Vancouver, and is a member of the Board of Syracuse University's Maxwell School of Citizenship and Public Affairs. From 1987 to 1996, Ms. Bodkin was with Ernst & Young as a Corporate Finance Partner, advising on financing technology companies and capital projects in North America and Asia. After her early career in trade and finance in Ottawa, in 1981 Ms. Bodkin became British Columbia's first woman Deputy Minister, responsible for financial institutions, and, until 1987, Founding Chair of the British Columbia Securities Commission. Her mid-career graduate studies were in public finance at the Maxwell School, Syracuse University. Ms. Bodkin is a Governor and former Chair of the Vancouver Board of Trade, as well as a former member of the Boards of Directors of the Laurentian Bank of Canada and KCTS 9 Television, and President of the Board of Pacific Coast Public Television. She has served on the Oversight Council for the Canadian Institute of Chartered Accountants, Advisory Boards on investment and trade to Canadian and British Columbia Cabinet Ministers, and Boards of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation.

Chair of the Audit Committee (2) (3)
Chair of the Human Resources and Compensation Committee
Member of the Strategy Committee
Member of the Technology Committee
7,156 Common Shares (1)
4,285 Options (1)

David R. Demers (55), a Canadian citizen, of West Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a director since the company was formed in March of 1995.  Mr. Demers obtained a Bachelor of Physics Degree in 1976 and a Bachelor of Law Degree in 1978, both from the University of Saskatchewan.  Mr. Demers is also a member of the board of directors of Primero Mining Corp.
Chief Executive Officer Member of the Strategy Committee Member of the Technology Committee 126,521 Common Shares (1) 413,730 Units(1)
Dezsö J. Horváth (68), a Canadian citizen, of Toronto, Ontario, Canada, has been a member of Westport's board since September 2001. He is currently Chair of the Strategy Committee. He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. He holds an electrical engineering degree, as well as degrees in management (MBA, Licentiate, PhD) from Swedish universities. After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities. In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a Director of Inscape Corporation (2003-), Samuel, Son & Co. Limited (2007-) and UBS Bank (Canada) (2009). He is also a Director of The Toronto Leadership Centre (1998-) and the Canada-India Business Council (C-IBC) (2009-). As well, he is on the International Advisory Council of the St. Petersburg University School of Management (1996-), Guanghua School of Management, Peking University (2007-), Fundaçäo Dom Cabral (FDC), Brazil (2009-), and is a member of the Advisory Board for The CEO of the Year Award (co-sponsored by The Caldwell Partners Amrop International, the National Post and the CTV Television Network) (1992-). Dr. Horváth is a member of the Strategic Management Society (SMS), the Academy of Management (AOM) and the Academy of International Business (AIB). In 2004, he was named AIB International Dean of the Year. Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada.

Chair of the Strategy Committee Member of the Audit Committee (2) Member of the Human Resources and Compensation Committee Member of the Technology Committee 51,478 Common Shares (1) 22,139 Options(1)

Sarah Liao Sau Tung (59), a Hong Kong SAR citizen, of Hong Kong, People's Republic of China, is the former Secretary for the Environment, Transport and Works of the Hong Kong Special Administrative Region and a member of the Executive Council of Hong Kong 2002-2007.  In 1988, Dr. Liao founded an environmental consulting company, and from 2001 to 2008 served as the environmental presenter/advisor for the Beijing 2008 Olympic Games Bid/Organizing Committee.    She is currently the Senior Advisor to the Vice Chancellor of the University of Hong Kong on Sustainability, a member of the Chinese Council for International Cooperation on Environment and Development under the State Council and a member of the Board of Trustees of Environmental Defense Fund.  She is a Fellow of the Hong Kong Institution of Engineers; a Fellow of the Royal Society of Chemistry, UK; Honorary Professor, Civil Engineering Department, and a Fellow of the University of Hong Kong.  She earned her bachelor's degree in chemistry and botany, master's degree in inorganic chemistry and doctorate in environmental/occupational health from the University of Hong Kong.  Dr. Liao was awarded a master's degree in analytical chemistry by the University of Birmingham, UK.  She was awarded the Justice of the Peace in 1994, the Most Excellent Order of the British Empire (MBE) in 1997 and the Gold Bauhinia Star (GPS) in 2007.
Member of the Audit Committee (2) Member of the Strategy Committee 4,357 Shares (1) 9,285 Options(1)
Albert Maringer (66) a Canadian citizen, of Canmore, Alberta, Canada.  He has been the founder, President and Chief Executive Officer of Maringer Consulting Alberta Ltd. since June of 2007.  Prior to 2007, Dr. Maringer held the position of President and Chief Executive Officer of Siemens Canada Limited from 2000 to 2006.  Dr. Maringer's career with Siemens AG spans a 46 year period during which, prior to 2000, Dr. Maringer held the following positions within Siemens AG's operations or subsidiaries:  President, ATD TD Division for five years; General Manager of North America Motor Operations for four years; plus various management and engineering leadership roles including strategy development, R&D, manufacturing and project management.  Dr. Maringer has served as a member of the board of directors for The Conference Board of Canada in Ottawa and is currently the Co-Chair for the Centre for Foreign Owned Enterprises at the Conference Board of Canada.  He has also served as a member of the board of directors of the Canadian Nuclear Association.  Dr. Maringer was a member of the Board of Trustees, Calgary Zoo, Calgary; and is a director and Chairman Emerit with the German-Canadian Chamber of Commerce and Industry.  Dr. Maringer is Member of the Board (Aufsichtsrat) of Guardus AG in Ulm/Germany, was Chairman of the board of Clinicare Inc., a healthcare information technology company in Calgary, Alberta, and an advisory board member of Skypower Corporation in Toronto, Ontario.  He is a director of Utilicase, a privately held software company in Montreal. Dr. Maringer is a member of the advisory committee for the Center for German-European Studies at York University, Ontario, serves on the advisory council of the Schulich School of Business, Ontario, and is a Professor and holds a Chair of International Management, Friedrich-Schiller-Universität in Germany.

Member of the Human Resources and Compensation Committee Member of the Strategy Committee Member of the Technology Committee 2,513 Common Shares (1) 9,285 Options(1)
Gottfried (Guff) Muench (59), a Canadian citizen, of West Vancouver, British Columbia, Canada is a new appointment to the Board of Directors.  Mr. Muench obtained a Masters of Business Administration degree (1981) from the University of Western Ontario, and from 1981 to 2010, Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales Manager-Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company in Columbus, Indiana.  In 1986, Mr. Muench became the owner and principal of Cummins British Columbia, now Cummins Western Canada, the Cummins distributor for western Canada which now serves customers in eight different provinces and territories.  From 2001 to 2002, Mr. Muench also served as the first President of Cummins Westport Inc.
Member of the Audit Committee (2) Member of the Strategy Committee Member of the Technology Committee 2,513 Common Shares (1)

Notes:

(1)
Number of Common Shares and Options Beneficially Owned or Controlled as at June 1, 2011.  The information as to this number, not being within the knowledge of Westport, has been furnished by the respective nominees.

(2)	For further information on the Audit Committee's composition, mandate and other matters please refer to the section entitled "Audit Committee Matters" in Westport's Annual Information Form.

(3)	Ms. Bodkin replaced Mr. Bauermeister as Chair of the Audit Committee on October 1, 2010

Westport has a compensation policy for its outside directors of primarily compensating such directors with an annual retainer payment.  See information in this Circular under the heading "Director Compensation".

Additional Disclosure Relating to the Directors

No proposed director or personal holding corporation of a proposed director:

(a)
is, as at the date of this Circular, or has been, within 10 years of the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including Westport) that,

(i)	was subject to an "order" (as defined in Form 51-102 F5) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an "order" (as defined in Form 51-102 F5) that was issued after the proposed director ceased to be a director, chief executive officer of chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)
is, as at the date of this Circular, or has been within 10 years of the date of this Circular, a director or executive officer of any company (including Westport) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by

(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Westport has requested that KPMG LLP, Chartered Accountants, act as independent auditors for Westport, subject to Shareholder approval.  Unless otherwise directed, the persons named in the Proxy intend to vote in favour of the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia as auditors of Westport, to hold office until the close of the next annual meeting of Shareholders, at a remuneration to be determined by the Board of Directors.  KPMG LLP has acted as auditors of Westport since 1995.

Additional information relating to KPMG LLP's fees for fiscal 2011 is contained in the Corporation's Annual Information Form for the year ended March 31, 2011.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors and the Westport structures, traditions, and processes of leadership and stewardship.  It relates to accountability oversight, role definitions, and the assignment of power and responsibilities governing communications with Shareholders.  Westport also believes that corporate governance is about creating a culture of openness among all of the Westport stakeholders.

The Board of Directors has always believed that effective corporate governance is critical to the continued and long-term success of Westport, and contributes to maximized Shareholder value over time.  Westport continually updates and modifies its governance practices in these changing times, and the Board of Directors is of the view that Westport's general approach to corporate governance is appropriate for a company the size of Westport.  The following discussion discloses details of Westport's corporate governance practices.

Board of Directors

Structure and Composition

The Board of Directors is currently composed of ten directors.  The Board of Directors has established criteria for the selection of new directors, and for the evaluation of current directors, in an effort to foster a diversity of viewpoints and to ensure a depth of business and other valuable experience.

National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") suggests that the board of directors of every listed corporation should be constituted with a majority of individuals who qualify as independent directors.  An independent director is a director who has no direct or indirect relationship with the issuer which could, in the view of the Board of Directors, be reasonably expected to interfere with the director's independent judgment.  Seven of Westport's eight directors nominated for election at the Meeting, being Dr. Warren J. Baker, John A. Beaulieu, M.A. (Jill) Bodkin, Dr. Dezsö J. Horváth, Dr. Sarah Liao Sau Tung, Dr. Albert Maringer and Gottfried (Guff) Muench, are considered to be independent within the meaning of NP 58-201.  Mr. David Demers is an officer of Westport, and is considered to be non-independent by reason of his employment with Westport.

To ensure the independence of the Board of Directors in the discharge of its responsibilities, all of the committees of the Board of Directors are currently comprised of independent directors, other than the Strategy Committee, and the OEM Committee where three of the four directors are independent.  In addition, Mr. Beaulieu, an independent director, has been appointed Chairman of Westport.  The Board of Directors also affords the independent directors the opportunity, at every meeting, to meet without management present in sessions chaired by the Chairman to discuss any procedural or substantive issues.  And finally, certain specific functions of the Board of Directors are the exclusive responsibility of the independent directors, including revising the Charter of the Board of Directors or the position descriptions for Chairman or Chief Executive Officer.

Other Directorships

A number of members of the Board of Directors are presently also directors of other reporting issuers (or the equivalent).  Such other directorships are disclosed in the table under the heading "Election of Directors".

Mandate and Charter of the Board of Directors

The mandate of the Board of Directors, as prescribed by corporate statute, is to manage or supervise the management of the business and affairs of Westport, and to act honestly and in good faith with a view to the best interests of Westport.  In fulfilling its mandate, the Board of Directors is responsible for the stewardship of Westport and, as part of that responsibility, assumes responsibility for the following matters: (i) selecting, appointing, and (if necessary) terminating the Chief Executive Officer; (ii) Chief Executive Officer succession planning, including monitoring the performance of senior management of Westport; (iii) approving the overall compensation of Westport's senior management team; (iv) adoption of a strategic planning process, approval of strategic plans, and monitoring performance against those plans; (v) approving annual capital and operating plans, and monitoring performance against those plans; (vi) approving policies and processes to identify business risks, to address what risks are acceptable to Westport, and to ensure that systems and actions are in place to manage such risks; (vii) approving policies and procedures that enhance the integrity of Westport's, internal control and management information systems; (viii) implementing an appropriate, formal orientation program for new Westport directors; and (ix) approving a Westport communications policy.  The full text of the Westport Board of Directors Charter is attached as Schedule "A" hereto.  The documents incorporated in the Board of Directors Charter by reference, being the board committee charters and position descriptions, are available on Westport's website at: http://www.westport.com/investors/corporate-governance.

The Board of Directors annually reviews its Charter to ensure that it is up to date and is current with all of the legislative changes occurring in the corporate governance field.  In some instances, Westport has chosen to adopt various policies and guidelines that are not yet legally imposed on Westport, but that the Board of Directors feels are effective governance practices that can further protect the rights of Shareholders and contribute to the continuous efforts to maximize Shareholder value.  In June 2007, the Board of Directors amended the provisions of its Charter that prohibited (i) the Westport Chief Executive Officer from exchanging board of director positions with the chief executive officer of another public corporation, and (ii) three or more Westport directors from sitting on another public company board of directors together, to remove such prohibitions in cases approved by the Board of Directors.  These changes were made in the best interests of Westport to expand the number of qualified potential directors.

Some of the governance policies and guidelines that Westport has adopted into its Board of Directors Charter and practices are as follows:

(i)	Westport directors are required to hold a minimum of one times their annual retainer in Common Shares or Units, to be acquired over a three-year period;

(ii)	each of Westport's executive officers is required to hold a minimum of one times his or her annual salary in Common Shares or Units, to be acquired over a five-year period;

(iii)	no loans shall be made from Westport to any of its officers or directors;

(iv)	unless approved by the Board of Directors, the Chief Executive Officer is prohibited from exchanging board of director positions with the chief executive officer of another public corporation;

(v)	unless approved by the Board of Directors, three or more Westport directors are prohibited from sitting on another public company board of directors together;

(vi)	the Nominating and Corporate Governance Committee shall review the retention of a director upon a job change on the part of that director;

(vii)	every Westport executive officer requires the approval of the Board of Directors before accepting a seat on the board of directors of another public company;

(viii)	the directors have unrestricted access to Westport's personnel and documents for the purpose of fulfilling their duties;

(ix)
the establishment of an "Ethics Hotline" whereby employees of Westport can anonymously report breaches of Westport's Code of Conduct (the "Code"), or any other activities it wishes to bring to the attention of senior management.  The Code must be signed by all directors, officers and employees on an annual basis.  The Code can be found on Westport's website at: http://www.westport.com/investors/corporate-governance/westport-code-of-conduct.pdf;

(x)
the establishment of position descriptions for the Chairman of the Board of Directors, Committee Chair positions, Chief Executive Officer and Corporate Secretary.  These can be found on Westport's website at: http://www.westport.com/investors/corporate-governance/westport-position-descriptions-performance-and-re-election-of-directors.pdf ; and

(xi)
the requirement that all directors disclose any conflicts of interest, or potential conflicts of interest, and refrain, subject to certain exceptions, from discussing or voting on any matters when such a conflict or potential conflict arises.

Orientation and Continuing Education

Westport's orientation program includes meetings with the Chairman to better understand the role of the Board of Directors, its committees and its directors and with executive officers to understand the nature and operations of Westport's business.  New members of the Board of Directors are also provided with copies of the Charter of the Board of Directors and of the committees of the Board of Directors, the most recent strategic plan and other pertinent information.  Additionally, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to Westport.  Westport encourages its directors to undertake additional continuing education and budgets an amount equal to $2,000 per director, per year, for such continuing education.

Meetings of the Board of Directors

The Board of Directors meets as necessary during the year, with at least 4 of those meetings being in person.  In addition, the Board of Directors may hold unscheduled additional meetings from time-to-time as business needs require.  The Board of Directors had 6 meetings in Westport's last fiscal year, 5 times in person, and 1 time by telephone conference call.  At every meeting there is the opportunity for the independent directors to meet without management or related directors present in sessions chaired by the Chairman to discuss any procedural or substantive issues.

Compensation

To assist the Board of Directors of the Corporation in determining the appropriate level of compensation to pay the Chair of the Board, directors, CEO and executive officers, the Board has established a Human Resources and Compensation Committee composed of entirely independent directors as described below.

The HRC Committee recommends to the Board of Directors of the Corporation the appropriate compensation of the Corporation's directors and the CEO.  The Committee's recommendations are reached primarily by comparison of the remuneration paid by Westport with the remuneration paid by other public companies that the Committee feels are similarly placed within the same business of Westport.

In addition, the Corporation's CEO and directors and officers may be granted equity-based compensation under the Westport Omnibus Plan.

In Fiscal 2011, the Corporation retained Frederic W. Cook & Co. to advise on compensation for the Corporation's executive officers and board of directors.  See also "Compensation Discussion and Analysis."  Frederic W. Cook & Co. were paid fees of US $95,352.

Position Description for the Chairman of the Board of Directors and Committee Chairs

The Board of Directors has established written descriptions of the positions of the Chairman of the Board of Directors, and a general position description for the chair of the committees of the Board.  The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Chairman of the Board) or the committee (in the case of a chair of a committee).

The principal responsibility of the Chairman of the Board of Directors is to ensure the independence of the Board of Directors in the discharge of its responsibilities.  In this regard, the Chairman, individually or with the support of the Nominating and Corporate Governance Committee, shall consult with the Chief Executive Officer on selection of Committee members and chairmanships, Board of Directors meeting agendas, the format and adequacy of information provided to the directors, and the effectiveness of Board of Directors meetings.  The Chairman shall advise the Chief Executive Officer with respect to the agenda for the directors' annual governance and strategic planning retreat.  The Chairman shall also consult directly with other directors on issues of Board of Directors independence or dissent, potential conflict of interest situations, and personal liability matters.  The Chairman also proposes and recommends the compensation paid to, and participates with the members of the HRC Committee in evaluating the performance of, the Chief Executive Officer.

Position Description for Chief Executive Officer

The Board has adopted a written position description for the CEO a copy of which is posted and available on the Westport website.

Board of Director Committees

Members of Westport's management are frequently invited to participate in meetings of the standing committees of the Board of Directors (the "Committees") in order to provide management insight and information for the benefit of Committee deliberations.  As a matter of practice, the Committees may, at their discretion, conduct any portion or all of their meetings without management representation to facilitate their independence of management.  All members of the Board of Directors are invited to participate in Committee meetings regardless of whether they are members of the Committee in question, but directors do not receive remuneration for such attendance unless they are members of that Committee.  In addition, from time to time the Board of Directors establishes ad hoc committees with specific purposes.

Standing Committee Composition

The Board of Directors gives consideration to the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotation of chairmanship of the Committees.

The current Committees, their current members and the number of times each Committee met during the past fiscal year are set forth below.

Committee	Members	Number of Meetings
Audit	M. A. (Jill) Bodkin (Chair) John A. Beaulieu Dr. Dezsö Horváth Dr. Sarah Liao Sau Tung Gottfried Muench	4 (3 in person, 1 by conference call)
Human Resources and Compensation	M. A. (Jill) Bodkin (Chair) Dr. Warren Baker John A. Beaulieu David Demers Dr. Dezsö Horváth Dr. Albert Maringer	4 (3 in person, 1 by conference call)
Nominating and Corporate Governance	Dr. Warren Baker (Chair) John A. Beaulieu	1 (1 in person, 0 by conference call)
Strategy	Dr. Dezsö Horváth (Chair) M. A. (Jill) Bodkin David Demers Dr. Sarah Liao Sau Tung Dr. Albert Maringer Gottfried Muench	4 (4 in person, 0 by conference call)
Technology	Dr. Warren Baker (Chair) John A. Beaulieu M. A. (Jill) Bodkin David Demers Dr. Dezsö Horváth Dr. Albert Maringer Gottfried Muench	2 (2 in person, 0 by conference call)

Committee Meetings Membership and Attendance

Regular meetings of the Committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management discussion and analysis, and related filings.  The following table reflects the attendance of each of the directors for the year ended March 31, 2011 for meetings of the Board of Directors and the Audit Committee.

Name	Board Meetings In Person (5)	Board Meetings Telephonic (1) (1)	Audit Committee (3) (4)	In Person Board and Audit Committee Meetings (if a member) Individual Attendance Rate
Dr. Warren Baker	5 of 5 = 100%	1 of 1 = 100%	-	100%
John A. Beaulieu	Chair 5 of 5 = 100%	1 of 1 = 100%	4 of 4 = 100%	100%
M.A. (Jill) Bodkin	5 of 5 = 100%	1 of 1 = 100%	Chair 4 of 4 = 100%	100%
David Demers	5 of 5 = 100%	1 of 1 = 100%	4 of 4 = 100%	100%
Dr. Dezsö Horváth	5 of 5 = 100%	1 of 1 = 100%	4 of 4 = 100%	100%
Dr. Sarah Liao Sau Tung (2)	5 of 5 = 100%	1 of 1 = 100%	3 of 4 = 75%	92%
Dr. Albert Maringer	5 of 5 = 100%	1 of 1 = 100%	-	100%
Gottfried Muench (4)	3 of 3 = 100%	-	3 of 3 = 100%	100%

Notes:

(1)	Board telephonic meetings are for the most part informational and attendance is not mandatory.

(2)	Dr. Sarah Liao Sau Tung resides in Hong Kong. Dr. Liao joined the Audit Committee in Q2.

(3)	Board meetings were held as necessary to approve the financial statements immediately after the Audit Committee meetings.

(4)	Mr. Muench joined the Board of Directors in July 2010 so therefore wasn't present at the Board or Audit Committee Meetings in Q1.

In addition a special pricing committee of the board relating to Westport's equity financing in Fiscal Year 2011 met one time during the year.  Board members appointed to this special committee were Mr. Beaulieu, Mr. Demers and Ms. Bodkin.

A summary of the activities and responsibilities of each of the Committees is set out below.

Audit Committee

The primary responsibility for Westport's financial reporting, accounting systems, and internal controls is vested in senior management and is overseen by the Board of Directors.  The Audit Committee has been established to assist the Board of Directors in fulfilling its responsibilities in this regard.  The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of Westport.

Each member of the Audit Committee is required to possess a basic level of "financial literacy" (defined as the ability to read and understand fundamental financial statements), and at least one member is required to have accounting or related financial management experience.  The Board of Directors has determined that M.A. (Jill) Bodkin qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent.

The Audit Committee has unrestricted access to Westport's personnel and documents, and is provided with the resources necessary to carry out its responsibilities.  The Audit Committee and the external auditors meet at least quarterly without the presence of Westport management to review any areas of material disagreement with Westport management or other issues of concern, including assessing the cooperation received by the auditors in the conduct of their audit and their access to all requested records, data, and information.  As necessary or desirable, the Chair of the Audit Committee may also request that the external auditors be present at any other meetings of the Audit Committee, the Board of Directors or Shareholders.

The Audit Committee and Westport's Chief Financial Officer also meet, at least annually, in order to review the execution of management's reporting and financial management responsibilities, as well as any other areas of concern to the Audit Committee.  The Audit Committee also meets, at least annually, with Westport's Corporate Secretary and external legal counsel, to review legal matters that may have a material impact on the financial statements, Westport's compliance policies, and any material reports or inquiries received from regulators or government agencies.  All members of the Audit Committee are independent.

The Audit Committee is charged with the following specific responsibilities:

•
The Audit Committee is responsible for reviewing and submitting for Shareholder approval the annual engagement of Westport's auditors, and providing a forum for direct communication between the auditors and the Board of Directors to ensure the independence of the external auditors.  Such a review includes approval of the proposed scope of the auditors' engagement, materiality, evaluating the performance and resolving any disagreements between management and the external auditor, auditor oversight issues including audit partner rotation, and approval of the budget for the annual audit, as well as the pre-approval of any non-audit services.

•
As part of the risk management oversight responsibility of the Board of Directors, the Audit Committee is responsible for assessing the range of risks and making recommendations to the Board of Directors regarding appropriate responsibilities for the identification, monitoring, and management of these risks.  The Audit Committee is focused primarily on identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport, but, as part of its oversight of the system of internal controls, also reviews the effectiveness of the overall process for identifying principal business risks and provides its view to the Board of Directors.

•
The Audit Committee is responsible for overseeing the design and implementation of an effective system of internal control over financial reporting by Westport management, including the internal audit function, and identifying any responsibilities assumed by the Audit Committee for the oversight of internal control beyond financial reporting.

•	Prior to any public disclosure, the Audit Committee shall review and approve the following:

(i)
quarterly and annual financial statements and related documents, in order to satisfy itself that all disclosures are consistent with the disclosures contained in the financial statements and are in compliance with regulatory requirements and industry standards;

(ii)	public financing documents and prospectuses; and

(iii)	other timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.

•
The audited consolidated financial statements of Westport may include the results of other companies, in whole or in part, in which Westport maintains an equity interest.  In addition, an investor company could include the disclosure of Westport's results or the results of a co-owned subsidiary in their financial statements.  The Audit Committee is responsible for establishing a coordination and communications framework with the accountants, auditors, and audit committees of these companies, and for satisfying itself that Westport's consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.

•
The Audit Committee is also responsible for overseeing Westport management's development and implementation of appropriate policies regarding continuous disclosure, compliance with filing requirements, and prompt reporting to Shareholders of material events impacting Westport.  The Board of Directors has also approved a disclosure policy (described in more detail below) and a trading policy that governs the conduct of all of Westport's directors, officers, employees and other insiders.

•
As part of their oversight responsibility around disclosure, the Audit Committee oversees management's processes around the interim and annual filings of the certifications of the Chief Executive Officer and Chief Financial Officer.  The Chief Executive Officer and Chief Financial Officer certify that they have reviewed the filings, that the filings do not contain any untrue statement of material fact or omit such facts, and that the financial information fairly presents the Corporation's financial condition, results of operations, and cash flows as of the date and for periods represented in the filings.  The Chief Executive Officer and Chief Financial Officer are additionally required to make certain representations and conclusions around the effectiveness of the Corporation's disclosure controls and procedures.  The Audit Committee has reviewed management's processes for capturing, documenting, and supporting the representations made in these certifications.

•
The Audit Committee has also reviewed management's process to receive, assess, and address complaints received by Westport regarding accounting, internal controls or auditing matters and its procedures for the confidential, anonymous submission by Westport employees of questionable financial practices.  The Audit Committee reviews this process annually.

•
Additional information respecting the Audit Committee, including information relating to its composition, the education and experience of its members, and the text of Westport's Audit Committee Charter is contained in Westport's Annual Information Form.  All members of the Audit Committee are independent and financially literate.  Ms. Jill Bodkin is the audit committee financial expert.

Nominating and Corporate Governance Committee

Although the functions listed below are the exclusive responsibility of unrelated and independent directors, the Nominating and Corporate Governance Committee consults closely with the Chief Executive Officer in fulfilling the following responsibilities:

•
Developing and monitoring Westport's general approach to governance issues and applicable guidelines, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Evaluating whether the Board has in place appropriate structures and procedures implemented to allow it to function with the proper degree of independence from management.

•	Reviewing the Charter of the Board of Directors, revising it from time to time, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Reviewing and developing guidelines for the operation of the Board of Directors, including its functions, size and composition, and minimum attendance guidelines.

•	Recommending and periodically reviewing the charter, structure, composition, membership, minimum attendance guidelines and functions of each Committee.

•
Identifying the required competencies and characteristics of potential directors, developing lists of candidate directors, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Organizing and providing an orientation and continuing education program for new and current directors respectively.

•
Performing regular assessments of the Board of Directors, Committees and individual directors, and making recommendations to the Board of Directors in this regard for discussion and final approval.  Assessments are done on no less than an annual basis and are spearheaded by the Chairman.

•
Reviewing and initiating discussions on corporate governance issues and policies with regard to such matters as takeover bids, shareholders rights plans, conflicts of interest, corporate business ethics, and other specific corporate governance issues.  Specific committees may also be formed from time to time to focus specifically on one or more of these matters.

•	Considering and approving, where appropriate, the engagement of the services of outside experts and advisors at the expense of Westport, when so requested by individual directors.

The Nominating and Corporate Governance Committee acts as a nominating committee to consider if and when new individuals are to be proposed for election or appointment to the Board of Directors, having regard to the competencies, skills and personal qualities of potential candidates and existing members of the Board of Directors.  All members of the Nominating and Corporate Governance Committee are independent.

Human Resources and Compensation Committee

The HRC Committee is composed entirely of independent directors and has the following responsibilities:

•	Making recommendations to the Board of Directors regarding the selection, appointment, and (if necessary) termination of the Chief Executive Officer.

•
Evaluating the succession planning process for, and monitoring the performance of, the Chief Executive Officer and executive officers, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Evaluating, together with the Chief Executive Officer, a position description for the Chief Executive Officer, setting out the Chief Executive Officer's authority, duties and responsibilities, defining the scope of management's responsibilities, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Recommending and assisting the Board of Directors in establishing the corporate objectives for which the Chief Executive Officer will be responsible for meeting, and the metrics to measure the Chief Executive Officer's performance.

•
Evaluating the level and forms of compensation for the Chief Executive Officer and executive officers, in light of Westport's financial and non-financial performance, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Evaluating the level and forms of compensation for the directors, in light of Westport's financial and non-financial performance and commensurate with the responsibilities and risks in being an effective director, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Reviewing the overall parameters of Westport's Stock Option Plan and executive performance incentive programs, recommending Option and Unit allocations for senior officers, approving Option allocations for directors and other employees, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Periodically reviewing Westport's long term savings plan, and other benefits plans, as applicable, to evaluate their appropriateness.

•	Reviewing public or regulatory disclosure respecting compensation, and the basis on which performance is measured.

In completing the foregoing responsibilities, the HRC Committee shall, when appropriate, engage independent consultants or compensation specialists, or subscribe to publications, in order to provide analysis of executive and director compensation levels and practices in the marketplace.  Such analysis shall be used in determining whether Westport's overall compensation strategies and levels for directors and executive officers are competitive with those of its peer group companies.  For information relating to the executive compensation, see "Compensation Discussion and Analysis" above.

Strategy Committee

The Board of Directors formed the Strategy Committee in September of 2002 to oversee the implementation of Westport's strategic direction.  The Strategy Committee consults closely with Westport management as it fulfills the following responsibilities:

•	Regularly reviewing, discussing and, when necessary, suggesting revisions to management's vision.

•	Establishing procedural guidelines with management to develop and implement Westport's strategy, as well as to identify goals and expectations for the Westport strategic planning process.

•	Requiring the Chief Executive Officer to propose a clearly articulated and well-supported strategy for Westport.

•	Assisting management in the development of a strategy that is approved by the Board of Directors.

•	Assisting management in assessing whether management has the business plans and the financial, operational, and human resource requirements necessary to implement its strategy.

•	Assisting management in the expression of Westport's strategy and its planned implementation to the Board of Directors in a written document.

•	Providing ongoing critical evaluation of, and accountability for performance within, the strategy, financial limits, and operating objectives approved by the Board of Directors.

•
Requiring management to provide appropriate knowledge and information, in appropriate detail, consistent with the directors' roles, to enable the directors to make informed decisions on matters coming before the Board of Directors.

•
Overseeing the Board of Directors' knowledge of the particular circumstances of Westport's business and the industry in which it is operating, in order to provide strategic questioning and input, and recognize any critical strategic discontinuities in management's strategic thinking and planning.

•	Exercising discipline in differentiating director roles from management roles in the development and implementation of Westport's strategies.

•	Understanding, identifying, and discussing the key issues, assumptions, risks, and opportunities that relate to the development and implementation of appropriate Westport strategies.

•
Requiring management to include discussion and management of risks and opportunities (including, without limitation, economic, environmental, ethical, financial, leadership, operational, political, reputational, strategic, competitive and technological risks and opportunities) as key components of the strategic planning process.

•	Participating and leading an annual strategic planning retreat for the Board of Directors and Westport management.

Assessments

The Nominating and Governance Committee is responsible for regularly assessing the effectiveness of the Board of Directors, its committees and individual directors including the Board Chair on an ongoing basis and reporting to the Board on its assessment. In Fiscal 2012, a Board and Committee questionnaire and Board member skill assessment was submitted to all directors to complete.  The evaluation form asks the directors to assess, among other items, the effectiveness of the following matters: Board operation and process; Board committee rotation; the affairs of the Board; succession planning and the Board's relationship with the CEO; structures and processes for strategy and plans; operating performance, business and risk management; and general open ended questions about the effective working relationships of the Board and ways to enhance Board performance.  The Board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement.  The Nominating and Governance Committee asks each director to complete the questionnaire and return it to the Chairman of the Board who then reports the results to the Nominating and Governance Committee and the Board.  The Nominating and Governance Committee reviews the results and makes any necessary recommendation to the Board for adoption.

Code of Business Conduct and Ethics

As part of its responsibility for the stewardship of Westport, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport to carry out its business in line with high business and moral standards and applicable legal and financial requirements.  In that regard, the Board

•           has established a Nominating and Governance Committee as described herein.

•
has adopted a Code of Business Conduct setting out the guidelines for the conduct expected from directors, officers and employees of Westport, including trading in Westport's securities.  A copy of the Code has been filed on SEDAR (see "Additional Information" at the end of this Circular) and is available on Westport's website.  All directors and employees must sign off annually on compliance with the Corporation's Code.  Since the beginning of Westport's last financial year, Westport has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

•
has established a written "Whistleblower Policy" which details complaint procedures for financial concerns.  The Audit Committee has established a written "Whistleblower Policy" which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Corporation's accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.  Concerns relating to financial reporting, unethical or illegal conduct, can be reported directly to Westport's internal auditor, via voicemail at a designated number, via email to the ethics alert email address, or anonymously through Westport's Ethics Hotline on the Corporation's intranet.  Alternatively, concerns may be directed to Westport's Chairman of the Board.

•
has established a Disclosure Committee of management and adopted a Disclosure Policy that requires fair, accurate and timely disclosure of material information regarding Westport and its business as further described below under "Westport's Disclosure Policy".

•	encourages management to consult with legal and financial advisors to confirm Westport is meeting those requirements.

•
is cognizant of Westport's timely disclosure obligations and reviews all "core" disclosure documents such as financial statements, Management's Discussion & Analysis (MD&A) and certain press releases (principally those relating to financial results, Management's Discussion & Analysis, Annual Information Forms and other core disclosure documents) prior to distribution.

•	relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with Westport's external auditor.

•
actively monitors Westport's compliance with the Board's directives and requires that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, such matters), and takes the action necessary so that its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

To identify new candidates for nomination to the Board of Directors of Westport, the Board has appointed a Nominating and Corporate Governance Committee composed entirely of independent directors whose responsibilities are described above under "Nominating and Corporate Governance Committee".

Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to Westport, the ability to devote the time required and a willingness to serve as a director.

Westport's Disclosure Policy

The Board of Directors approved the adoption of a disclosure policy (the "Policy") on June 28, 2001, which was last updated on May 17, 2007.  The intent of the Policy is to ensure that communications to the investing public about Westport continue to be timely, factual, accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.  The Policy extends to all Westport employees, the Board of Directors, and those authorized to speak on Westport's behalf.  The Policy covers disclosure in documents filed with the securities regulators, and written statements made in Westport's annual and quarterly reports, news releases, letters to Shareholders, presentations by senior management, marketing materials, advertisements, information contained on Westport's web site, as well as other electronic communications.  The Policy also extends to oral statements made in meetings and during telephone conversations with analysts and investors, interviews with the media, speeches, press conferences, and conference calls.

The Board of Directors has appointed Darren Seed, Vice President, Investor Relations and Communications of Westport, as Westport's Investor Relations Officer, and has established a disclosure policy committee (the "Disclosure Committee") responsible for overseeing Westport's disclosure practices.  The Disclosure Committee currently consists of Westport's Chief Executive Officer, Chief Financial Officer, Corporate Counsel, and Vice President, Investor Relations and Communications.  Mr. Seed also serves as secretary to the Disclosure Committee and maintains minutes of the meetings.  The Disclosure Committee meets quarterly or as material disclosure events and market conditions dictate.

The Disclosure Committee has set benchmarks for a preliminary assessment of materiality, and will determine when developments justify public disclosure.  If it is deemed that the information should remain confidential, the Disclosure Committee will determine how that confidential information will be controlled.  The Disclosure Committee reviews and, if necessary, updates the Policy on an annual basis or as needed in order to comply with changing regulatory requirements.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board by writing to the Chairman of the Board, Westport Innovations Inc. at 101-1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2.

ADDITIONAL INFORMATION

Except as otherwise specified herein, the information set forth in this Circular is provided as of June 1, 2011.

Additional information relating to Westport is available through the Internet at www.westport.com and on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  The information relating to Westport at www.westport.com should not be considered incorporated herein by reference.  Financial information of Westport is provided in the comparative financial statements and management's discussion and analysis of Westport for the most recently completed financial year.  Copies of the financial statements and management's discussion and analysis of Westport may be obtained from the Director, Investor Relations, of Westport at 101-1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at (604) 718-2001.

DATED effective the 1st day of June, 2011.

SCHEDULE "A"

BOARD OF DIRECTORS CHARTER

The Charter of the Board of Directors of Westport Innovations Inc.

Purpose of the Charter

The purpose of this Charter for the Board of Directors (the "Board") of Westport Innovations Inc. ("Westport") is to disclose the standards of corporate governance that have been adopted and practiced at Westport.  Westport's Board, Committees of the Board and individual directors shall be assessed on an annual basis for their effectiveness at achieving the standards for corporate governance as set out in this Charter.

The following items are incorporated by reference into, and together comprise, this Board Charter: the Charters of Westport's four Committees of the Board - the Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Strategy Committee, together with the five Position Descriptions for the Non-Executive Chair of the Board, four Committee Chairs, Individual directors, the Chief Executive Officer and the Corporate Secretary.

Westport's Commitment to Effective Corporate Governance

Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation.

The successful implementation of high standards of corporate governance is an important objective that contributes to the continued success of, and public confidence in, Westport.  The establishment of an advanced corporate governance system, supported by a strong, independent and engaged Board, will determine, in part, how Westport is perceived by its various business partners and stakeholder groups, including prospective and current investors, strategic partners, employees, customers, suppliers and regulators.  In addition, an effective governance program will enhance the Board's ability to attract top-tier international corporate directors in its Board succession planning.

Other objectives to be achieved by Westport's continued commitment to effective corporate governance include the following:

(a)
To satisfy prospective investors, directors, strategic partners, employees, customers, suppliers, regulators and the public that Westport's governance standards and practices are sound, possess integrity and transparency of process;

(b)	To demonstrate to Westport's stakeholders that the organization is trustworthy, effective and ethical;

(c)	To promote high levels of individual and organizational performance and accountability;

(d)
To establish diligence in addressing governance issues; governance failure can be very costly and can result in negative publicity, loss of shareholder and organizational support, costly litigation and other penalties; and

(e)	To communicate corporate governance practices in the most relevant and user- friendly framework as possible, consistent with "best practices" in the field.

The Objective of Westport's Board of Directors

In general terms, the Board is responsible for the overall corporate governance of Westport and is charged with overseeing and directing the management of the business and affairs of Westport.  Each director and officer of Westport, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the best interests of Westport; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The objective of the Board, working with management and on behalf of the Westport shareholders, is to help build a strong, healthy and competitive corporation that maximizes shareholder value.

The Board believes that realizing these outcomes can be enhanced through: (i) addressing the corporate objective of enhancing long-term shareholder value while taking into account the interests of other stakeholders; and (ii) conforming to effective standards of corporate governance contained within this Charter.

Overall Responsibilities of the Westport Board of Directors

The Board is responsible for the stewardship of Westport and, as part of this responsibility, shall assume responsibility for the following matters:

(a)	Selecting, appointing and (if necessary) terminating the Chief Executive Officer;

(b)	Chief Executive Officer succession planning, including monitoring the performance of senior management;

(c)	Approving the compensation of the senior management team;

(d)	Adoption of a strategic planning process, approval of strategic plans, and monitoring performance against plans;

(e)	Approving annual capital and operating plans and monitoring performance against those plans;

(f)	Approving policies and processes to identify business risks, to address what risks are acceptable to Westport and ensuring that systems and actions are in place to manage them;

(g)	Approving policies and procedures that enhance the integrity of Westport's internal control and management information systems;

(h)	Implementing an appropriate, formal orientation program for new directors; and

(i)	Approving a Westport communications policy.

Board Independence from Management

Westport believes in an effective Board that has a high degree of independence from management.  In order to achieve this, the following structures and processes have been adopted:

The Board is constituted with a majority of independent directors

A majority of Westport directors shall be unrelated and independent, in accordance with the standards imposed by the Toronto Stock Exchange, the NASDAQ Manual and any applicable statutes, rules and regulations of the Canadian and United States securities regulatory authorities.

Committees are either composed of a majority, or exclusively, of independent  directors

All of the directors on the Audit Committee, the Nominating and Corporate Governance Committee and the Human Resources and Compensation Committee, and at least a majority of the directors on the Strategy Committee, shall be independent and unrelated directors.

The Chair is a check on Board independence

Westport shall have a Chair who is an independent and unrelated director.  The Chair shall be responsible for working to ensure the independence of the Board in the discharge of its responsibilities, as outlined in the Chair's position description, approved by the Board.  The Chair shall also be explicitly responsible for ensuring that an appropriate Committee of the Board monitors the performance of the Chief Executive Officer on a regular basis and that the assessment of the Chief Executive Officer is reported to and discussed by the whole Board.

Executive sessions of independent directors occur at every meeting

Independent directors must meet regularly, but no less than twice per year, without management present.  These sessions provide an opportunity for Board members to discuss any procedural or substantive issues they wish.  The Chair and/or the Board may then discuss with the Chief Executive Officer any issues arising from such meeting.

Access to management

The Board shall, on a regular basis, both formally and informally, gain regular exposure to members of management for the purposes of evaluating executive succession and other purposes.  In addition, directors may, should they desire, be entitled to consult with any member of management on an as-needed basis if they deem such a meeting necessary in the carrying out their responsibilities and duties as directors.

Certain functions remain the exclusive responsibility of independent directors

Lastly, certain specific functions shall be the exclusive responsibility of independent directors, consulting closely with the Chief Executive Officer, who will then bring recommendations to the full Board for approval.  These functions include:

(a)	Revising the Charter of the Board from time to time;

(b)	Developing a position description for the Chair of the Board; and

(c)	Developing a position description for the Chief Executive Officer, as well as indicators to measure the Chief Executive Officer's performance.

Other Effective Westport Corporate Governance Practices

The following practices are designed to make the Board as effective as it can be:

Adequate compensation for directors and explicit performance expectations

The Human Resources and Compensation Committee shall recommend for discussion and Board approval levels and forms of compensation for directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective Westport director.

Each Westport director shall be required to meet the expectations set out in the position descriptions for Westport directors and shall meet minimum attendance requirements, including attending: (i) 80% of all Board and Committee meetings; (ii) the directors' annual governance and strategic planning retreat; and (iii) the Annual General Meeting.

Meetings of the Board will be held as required, but generally 10 times a year.

Effective committee structure and charters

The Chair shall be responsible for putting in place an appropriate Committee structure and shall monitor compliance with the Board and Committee charters.

Board, committee and director assessments

The Chair shall conduct regular assessments of the Board, the Committees of the Board and individual directors.

An effective Corporate Secretary

A Corporate Secretary who has a position description approved by the Board shall support the Board in its work.  The Corporate Secretary shall report to the Chair of the Board.  The Chair shall approve the appointment of the Corporate Secretary and evaluate his or her performance.

Retaining of professional advisors

The Chair of the Board may, in his or her discretion, under appropriate circumstances, retain a professional advisor to provide services to the Board or a Committee of the Board, at the expense of Westport.

If an individual director wishes to engage an outside advisor at the expense of Westport for advisory purposes, the engagement of such outside advisor shall be approved by the Chair of the Board or Chair of the applicable Committee of the Board, depending on the circumstances and reason for requesting independent professional advice.

Conditions for re-election of directors

Whether a Westport director stands for re-election at the Annual General Meeting shall be based on: (i) that director's performance as evidenced by his execution of his or her duties and responsibilities; (ii) the confidence of other Board members in that director; (iii) the confidence that Westport shareholders have in that director, if such views are known and considered accurate and considered relevant; (iv) the preferences of the individual director; and (v) the skills, competencies, experience and benefit to Westport of such directors re-election, without undue regard being had to such director's shareholdings in Westport or relationship with existing directors, officers, shareholders or affiliates of Westport. In addition, the Nominating and Corporate Governance Committee shall review the retention of any director upon a change of work or employment by that director.

Directors' shareholdings

In an effort to better align the interests of the director with the common shareholders of Westport, each director is required to hold a minimum of one times their annual retainer in Westport common shares or performance share units, to be acquired within a three year period, such period commencing on the later of July 9, 2003 and the date that the director was initially elected to the Board.

Executive Officers' shareholdings

In an effort to better align the interests of Westport's senior management team with the common shareholders of Westport, each executive officer of Westport is required to hold a minimum of one times his or her annual salary in common shares or performance share units, to be acquired within a five year period, such period commencing on the later of July 9, 2003 and the date that the individual became a Westport Executive.

Loans for Westport

Westport shall be prohibited from making any loans to any of its directors or officers.

Other Board Memberships

Unless approved by the Board, the Westport Chief Executive Officer is prohibited from swapping directorships with the chief executive officer of another public corporation.

Unless approved by the Board, three or more directors are prohibited from sitting on another public company's board of directors together.

Every executive officer requires the approval of the Board before accepting a directorship of another public company.

Other Westport Corporate Governance Responsibilities

Other areas of responsibility for the Board include the following:

General responsibility

The principal responsibility of the Board is to promote the best interests of Westport and its shareholders.  This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) approving the compensation of Westport's executive officers; (iii) adopting policies of corporate governance and conduct, including compliance with applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

Fiduciary duties

The Board must act with a view to the best interests of Westport and its shareholders generally.

Fiduciary duties include, by way of example, the obligation to refrain from (i) voting on contracts where personal financial or other interests conflict with those of Westport; (ii) using insider information in securities transactions; and (iii) appropriating a corporate opportunity for personal benefit.  Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board.  It is the responsibility of each director to ask such questions as may be necessary to satisfy himself or herself that he or she has been supplied with all the necessary information on which to base his or her decisions.  Directors should be familiar with the aspects of the business and affairs of Westport and have a basic understanding of the principal operational and financial objectives, strategies and plans of Westport, the results of operations and the financial condition of Westport.

Directors are entitled to rely in good faith on: (i) financial statements of Westport which are represented to them by an officer of Westport or in a written report of the auditors of Westport as fairly reflecting the financial condition of Westport; and (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by them.

In order to fulfill their fiduciary duties to Westport and its shareholders, each director should: (i) prepare for and attend no less than 80% of the meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of Westport; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) review the minutes of the previous meeting of the Board to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (vi) be especially attentive to specific aspects of Westport's activities according to their own experience and occupation.

Conflicts of interest

A director who is a party to a material contract or proposed material contract with Westport, or who is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Westport, must disclose in writing to Westport, or request to have entered in the minutes of meetings of directors, the nature and intent of his or her interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after that director acquires an interest.  If the director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested.  If a person who has an interest in a contract later becomes a director of Westport, they must disclose their interest at the first meeting of the Board after they became a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)
An arrangement by way of security for money loaned to or obligations undertaken by that director, or by a body corporate in which that director has an interest, for the benefit of Westport or an affiliate;

(b)	A contract relating primarily to a director's remuneration as a director, officer, employee or agent of Westport or an affiliate;

(c)
A contract for indemnity or insurance with respect to a director or officer of Westport, a former director or officer of Westport or a person who acts or acted at Westport's request as a director or officer of a body corporate of which Westport is or was a shareholder or creditor; or

(d)	A contract with an affiliate of Westport, provided, however, that directors who serve on Boards of affiliated corporations are not prohibited from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of their privileged position on the Board must be reimbursed to Westport, except in the case of gains resulting from contracts with respect to which that director has complied with the obligation to disclose his or her interest and refrained from voting.

Corporate opportunity

Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, either secretly or without the approval of Westport, any property or business advantage either belonging to Westport or for which it has been negotiating.

Each director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by Westport, or where it was their position with Westport that led to the opportunity.

A director may not use his or her position as a director to make a profit even if it was not open to Westport to participate in the transaction.

Duty of independence

A director must act strictly in the best interests of Westport and its shareholders generally and not in the interest of any one shareholder or group of shareholders.  In determining whether a particular transaction or course of action is in the best interests of Westport, a director, if he or she is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed them.

Duty of confidentiality

Directors of Westport have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

(a)	It was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	The director was required or authorized by law to disclose the information;

(c)	The director was authorized expressly or implicitly by the Board to make disclosure of the information; or

(d)	The information was previously disclosed publicly.

Duty not to misuse information or position

Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to Westport.  Directors are insiders of Westport and, as such, must not use any information to trade in securities or to assist others to trade in securities before the information is available to the public.

Insider reporting

Directors are required to report to the appropriate regulatory authorities, and to Westport's Corporate Counsel, any changes in their direct or indirect beneficial ownership of or control or direction over securities of Westport within ten days of the change.

External communications

The Board is responsible for overseeing the establishment, maintenance and annual review of Westport's external communications policies, which facilitate effective communication with, and accurate, appropriate and timely disclosure to, its shareholders, analysts and the public generally.

Delegation of authority to officers and committees

The Board may delegate authority and functions to officers and to Committees of the Board.  The Board has the right to approve the appointment of Westport officers to perform such duties assigned to them by the Board and the Chief Executive Officer.

Committees of the Board currently include an Audit Committee, a Nominating and Corporate Governance Committee, a Human Resources and Compensation Committee and a Strategy Committee.  The Board has established charters for each such Committee, and these charters include the Committee's responsibilities, the composition and membership of the Committee, the number of meetings to be held by the Committee per year and other relevant matters.

The following matters are within the sole purview of the Board and may not be delegated by the Board to a Committee of the Board or to an officer of Westport:

(a)	The submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	The filling of a vacancy among the directors or in the office of the auditor;

(c)	The issuance of securities, except in the manner and on the terms authorized by the directors;

(d)	The declaration of dividends;

(e)	The purchase, redemption or other acquisition of shares of Westport, except in the manner and on the terms authorized by the directors;

(f)
The payment of a commission to any person in consideration of: (i) his or her purchasing or agreeing to purchase shares of Westport from Westport or from any other person; or (ii) his or her procuring or agreeing to procure purchasers for shares of Westport;

(g)	The approval of a management proxy circular;

(h)	The approval of any Westport financial statements; or

(i)	The adoption, amendment or repealing of any by-laws of Westport.

Financial statements

The Board has a duty to approve the annual financial statements of Westport and to submit the financial statements of Westport, and the external auditors' report thereon, for the preceding year to the shareholders at the Annual General Meeting of the shareholders of Westport.

A director is required to forthwith notify both the Audit Committee and Westport's auditors of any error or misstatement of which he or she became aware in the audited financial statements of Westport.  The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate regulatory authorities.

On demand from Westport's external auditors, each present and former director of Westport has a duty to furnish to Westport's auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of Westport or its subsidiaries that he or she is reasonably able to furnish and which Westport's external auditors consider necessary to enable them to report on the annual financial statements.

Shareholder meetings

The Board is required to call the Annual General Meeting of the shareholders and may, at any time, call a special meeting of shareholders.  The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.